VONAGE HOLDINGS CORP.

April 7, 2006

VIA FEDERAL EXPRESS AND EDGAR

Ms. Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549

Vonage Holdings Corp.

Registration Statement on Form S-1
Filed February 8, 2006 (File No. 333-131659)

Supplemental Responses to SEC Comment Letter dated March 10, 2006

Regarding Directed Share Program

Dear Ms. Anderson:

On behalf of Vonage Holdings Corp. (the “Company”), set forth below is the supplemental response (“Supplemental Response”) of the Company to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the contemplated directed share program received in your letter dated March 10, 2006 relating to the Company’s registration statement on Form S-1 (File No. 333-131659) filed on February 8, 2006 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”).  Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

This Supplemental Response should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and a letter to the Staff responding to the Staff’s comments to the Registration Statement, which the Company filed with the Commission on the date hereof.

As described in the Registration Statement, the Company intends to ask the underwriters to reserve a portion of the common stock offered in the Company’s initial public offering (“IPO”) for (1) certain of the Company’s customers (the “Customer DSP”) and (2) certain other persons related to the Company (the “Friends and Family DSP”). Attached hereto as Annex A is a copy of the “Directed Share Programs” section the Company intends to add to the prospectus in the first filing with the Commission that meets the requirements of Section 10 of the Securities Act.

The Company intends to ask the underwriters to reserve approximately 13.5% of the common stock offered in the IPO for the Customer DSP.  Upon the filing with the Commission of a prospectus meeting the requirements of Section 10 of the Securities Act, the Company intends to send certain customers an e-mail notifying them of their potential eligibility to participate in the Customer DSP.  A copy of such e-mail notification is attached hereto as Annex B.  The e-mail will direct them to a website established for the Customer DSP and maintained by i-Deal LLC, which will be accessible through ipoinfo.vonage.com. Copies of each screen on the planned Customer DSP website are attached hereto as Annex C.  These screens will not be posted on the Customer DSP website until a prospectus meeting the requirements of Section 10 of the Securities Act has been filed with the Commission. Until that time, there will be no change to the information currently posted on ipoinfo.vonage.com. Attached hereto as Annex D are samples of other communications that may be sent by e-mail to potential participants in the Customer DSP upon the occurrence of certain events, such as upon effectiveness of the Registration Statement or upon allocation of shares in the IPO.  Attached hereto as Annex E is a copy of the press release the Company intends to issue on the date the Customer DSP website is launched.

The Company intends to ask the underwriters to reserve approximately 1.5% of the common stock offered in the IPO for the Friends and Family DSP.  Copies of the communications the Company intends to send to persons eligible to participate in the Friends and Family DSP will be sent under separate cover in the near future.

If you have any questions concerning the matter referred to in this letter, please call the undersigned at (732) 528-2675 or counsel to the Company, James S. Scott, Sr. and Ferdinand J. Erker of Shearman & Sterling LLP, at (212) 848-7702 and (212) 848-8167, respectively.

Very truly yours,

John S. Rego

cc:                                 William Bennett
(Securities and Exchange Commission)
Sharon A. O’Leary, Chief Legal Officer
(Vonage Holdings Corp.)
James S. Scott, Sr., Esq.
(Shearman & Sterling LLP)
Ferdinand J. Erker, Esq.
(Shearman & Sterling LLP)
Erik R. Tavzel, Esq.
(Cravath, Swaine & Moore LLP)
Adam Roth
(BDO Seidman, LLP)

2

Annex A

DIRECTED SHARE PROGRAMS

We have requested that the underwriters reserve up to 13.5% of the common stock offered in this prospectus for sale to certain of our customers at the initial public offering price in the Vonage Customer Directed Share Program. The Vonage Customer Directed Share Program will be centrally administered through the program website at ipoinfo.vonage.com. A Vonage customer may be eligible to participate in the Vonage Customer Directed Share Program if he or she meets all of the following criteria:

•                                          The customer opened an account directly with Vonage America on or prior to December 15, 2005. The customer must have opened an account with Vonage America and not through a third-party wholesaler.

•                                          The customer maintained the Vonage account in good standing through February 1, 2006.

•                                          The customer is a U.S. citizen.

•                                          The customer resides in the United States as of the date of the consummation of this offering.

•                                          The customer is a natural person and has a valid U.S. social security number. No entities are eligible to participate.

In order to participate in the Vonage Customer Directed Share Program, the customer also must open a limited purpose brokerage account at either Smith Barney, a division of Citigroup Global Markets Inc., Deutsche Bank Alex.Brown, a division of Deutsche Bank Securities Inc., or UBS Financial Services Inc. Eligible customers will be permitted to purchase shares of our common stock in the Vonage Customer Directed Share Program only through a limited purpose brokerage account at one of these financial institutions.

Other conditions to participation also may apply.

Eligible customers who choose to participate in the Vonage Customer Directed Share Program must submit conditional offers to purchase at least 100 and no more than 5,000 shares. In the event that eligible customers submit valid conditional offers for more shares than have been reserved for allocation in the Vonage Customer Directed Share Program, we will allocate shares for purchase by eligible customers as follows:

1.                                       We will first attempt to allocate shares to all customers who submitted a valid conditional offer by reducing each customer’s conditional offer by a percentage and allocating shares to each customer in the amount of his or her reduced conditional offer.

•                                          Each customer’s conditional offer will be reduced by the same percentage, rounded up to the nearest 100 shares. No conditional offer will be

3

reduced, however, to below 100 shares as a result of this pro rata reduction.

•                                          We will reduce the conditional offers by the lowest percentage that will allow all conditional offers, as reduced and after rounding, to be filled. We will not, however, apply a pro rata reduction that exceeds 75%.

2.                                       In the event that not all of the conditional offers, as reduced by 75% and after rounding, can be filled, the following allocation model will be used:

•                                          Conditional offers, as reduced by 75% and after rounding, will be filled in size order, with the largest conditional offers filled first. For example, any conditional offers for 5,000 shares would be reduced by 75% and rounded up to the nearest 100 shares, resulting in conditional offers for 1,300 shares. Each of these conditional offers would be filled with 1,300 shares prior to filling any conditional offers for fewer shares.

•                                          In the event that not all of the conditional offers of a particular size can be filled, but there remain shares available for allocation, conditional offers will be filled within the particular size by lottery.

Our employees do not have any additional information and have been instructed not to discuss either the initial public offering or the Vonage Customer Directed Share Program. Therefore, you should not call us about the initial public offering or the Vonage Customer Directed Share Program. As it becomes available, further information about how to participate in the Vonage Customer Directed Share Program will be available only at (888) 830-1790 or ipoinfo.vonage.com.

We also have requested that the underwriters reserve up to 1.5% of the common stock offered in this prospectus for sale to other persons related to us at the initial public offering price in a separate directed share program.

The number of shares available for sale to the public will be reduced to the extent our customers or other persons related to us purchase the reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered in this prospectus.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

4

Annex B

Welcome Letter

Dear Valued Vonage Customer,

As you may know, Vonage has filed a registration statement with the Securities and Exchange Commission related to its proposed initial public offering (IPO) of common stock.  Because much of our success is attributable to our customers, we have asked the underwriters of the IPO to reserve shares of common stock for sale to certain Vonage customers at the IPO price in a directed share program.

You may be eligible to participate in the directed share program if you meet certain eligibility requirements, including having been a Vonage customer from December 15, 2005 through February 1, 2006.  You do not need to continue to be a Vonage customer in order to participate.  Further information about the terms and conditions of the directed share program, including the eligibility requirements and the process for participating in the program, are available in our registration statement and on the following website: [LINK]

Thanks,

Vonage

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

This is a transactional communication, as defined by the CAN-SPAM Act, 15 USC §7701.

Annex C

You have reached the website regarding the proposed Directed Share Program for certain Vonage customers. The Vonage Customer Directed Share Program will be conducted in connection with the proposed initial public offering of common stock of Vonage Holdings Corp. Both the proposed initial public offering and the Vonage Customer Directed Share Program are described in the registration statement of Vonage Holdings Corp. filed with the Securities and Exchange Commission, a copy of which can be found on the Securities and Exchange Commission’s website at www.sec.gov.

Access to Vonage Customer Directed Share Program Website

New User?

You may be eligible to participate in the Vonage Customer Directed Share Program if you meet all of the following criteria:

•                  You opened an account directly with Vonage America on or prior to December 15, 2005.

•                  You have maintained your Vonage America account in good standing through February 1, 2006.

•                  You are a U.S. citizen.

•                  You will be a U.S. resident as of the date of the consummation of Vonage’s initial public offering.

•                  You have a valid U.S. social security number.

•                  You are a natural person. No entities, such as companies and trusts, are eligible to participate.

Other conditions to participation also may apply.

If you meet the criteria listed above and you are interested in participating in the Vonage Customer Directed Share Program, click below to register for an account on this website and find out more about the program.

Registering for an account on this website will not obligate you to purchase Vonage common stock in the Vonage Customer Directed Share Program or guarantee that you will be eligible to do so.

Already Registered? Please enter your User ID and Password
	User ID: Password:	Forgot your Password? Forgot your User ID? Log In
Frequently Asked Questions Register for New Account

Requirements: • Microsoft Internet Explorer version 5.5 or later • Windows Operating System (Windows 95, 98, Me, NT, 2000, XP).

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Registration

Please enter the following information to verify your identity as a Vonage customer:

Vonage Account Number:
(To find your Vonage account number, log into your Vonage web account at www.vonage.com. Once you log on, you will see your 10-digit Vonage account number in the top right corner of the screen)

5-digit Zip Code in Credit Card Billing Address:

E-mail:
(You must supply the e-mail address to which your Vonage account notifications are sent)

Please note that there may be multiple Vonage users for one Vonage account. In some cases, the person paying for the Vonage account is not the same person as the account holder. In all cases, however, only the person who is on record as the billing party may be eligible to participate in the Vonage Customer Directed Share Program. In order to be eligible to participate in the program, that person also must meet all the other eligibility requirements. Eligibility to participate in the Vonage Customer Directed Share Program is not transferable in any circumstances.

Prospectus    Frequently Asked Questions                                                              Submit

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Registration Failed

Please enter the following information to verify your identity as a Vonage customer:

Account Number:
To find your Vonage account number, log into your Vonage web account at www.vonage.com. Once you log on, you will see your 10-digit Vonage account number in the top right corner of the screen.
Zip Code in Credit Card Billing Address:

E-mail:
(You must supply the e-mail address to which your Vonage account notifications are sent)

Please note that there may be multiple Vonage users for one Vonage account. In some cases, the person paying for the Vonage account is not the same person as the account holder. In all cases, however, only the person who is on record as the billing party, and not other account users, may be eligible to participate in the Vonage Customer Directed Share Program. In order to be eligible to participate in the program, that person also must meet all the other eligibility requirements. Eligibility to participate in the Vonage Customer Directed Share Program is not transferable in any circumstances.

Registration Failed

The information you supplied did not match any record for a Vonage America customer that may be eligible to participate in the Vonage Customer Directed Share Program.

If you are having trouble registering, please try the following tips:

Vonage Account Number

To find your Vonage account number, please log into your Vonage web account, located at www.vonage.com. Once you log on, you will see your 10-digit Vonage account number in the top right corner of the screen.

Zip Code in the Credit Card Billing Address

You must enter the 5-digit zip code on record with Vonage as part of your billing address as of February 1, 2006. If you have changed your billing address since February 1, 2006, you must use the previous zip code.

E-Mail

You must enter the e-mail address at which the Vonage account holder was receiving Vonage e-mails as of February 1, 2006. This e-mail address is the address to which Vonage may have sent an e-mail notifying you of the Vonage Customer Directed Share Program. This e-mail address does not need to be valid as of today’s date, and you will have an opportunity to update this e-mail address later.

Prospectus                                    Frequently Asked Questions                                      Submit

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Registration	Welcome John Doe

Information relating to the Vonage Customer Directed Share Program and your participant account will be provided to you through this website. You will need a User ID and password to access this website, which you must create below. No information about the Vonage Customer Directed Share Program or your participant account will be provided through Vonage’s website or your Vonage account website. Registering for an account on this website will not obligate you to purchase Vonage common stock in the Vonage Customer Directed Share Program or guarantee that you will be eligible to participate in the program or that you will be allocated stock to purchase through the program.

You must check this website regularly for notices about your participant account, updated instructions for participating in the Vonage Customer Directed Share Program and other announcements. If you fail to read these notices and take appropriate action, you may lose your ability to purchase shares of Vonage common stock through the Vonage Customer Directed Share Program. Although we may send e-mails to your registered e-mail address you should assume that we will not contact you other than through this website.

* Please Create an Account:

User ID:

Password:

Confirm Password:

* Password must be at least 7 characters long and must contain at least 1 capital letter, 1 lower case letter and 1 numeric value
* Password cannot contain your first or last name or any symbols (e.g., #, $, *, !)

Preferred E-mail:	john.doe@i-deal.com
(Please enter the e-mail address to which you would like all deal related notifications sent)

Re-Enter Preferred E-mail:	john.doe@i-deal.com

Please make note of your User ID and password, as they will be needed to access this website and your participant account from this point forward. You will not receive a confirmation of your user ID or password by e-mail.

☐   By clicking here, I consent to receive information relating to the Vonage Customer Directed Share Program and my participant account through this website. While information may be sent to me via e-mail, I understand that I should not expect to receive any notices or information in any manner other than through this website.

☐   By clicking here, I certify that I am a U.S. citizen.

☐   By clicking here, I certify that I am a U.S. resident and that I intend to be a U.S. resident as of the date of the consummation of Vonage’s initial public offering. I agree that I will withdraw my conditional offer if this ceases to be the case.

Prospectus    Frequently Asked Questions    Submit

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Registration Accepted

Thank you John Doe.

Please make note of your user ID and password, as they will be needed to access this website and your participant account from this point forward. Please note that your Vonage.com username and password have not been changed. Please click on “Next” below to proceed to a description of the terms and conditions of the Vonage Customer Directed Share Program, a copy of the prospectus relating to the initial public offering of common stock of Vonage Holdings Corp. and other important information.

Prospectus    Frequently Asked Questions    Next

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Forgot Your Password

Please enter the following information to verify your identity:

Vonage Account Number:
(To find your Vonage account number, log into your Vonage web account at www.vonage.com. Once you log on, you will see your 10-digit Vonage account number in the top right corner of the screen.)

Zip Code in Credit Card Billing Address:

E-mail:
(You must supply the e-mail address to which your Vonage account notifications are sent)

          Prospectus    Frequently Asked Questions    Submit

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Forgot Your Password

Please create a new password:

Password:

Confirm Password:

Password Notes:

* Password must be at least 7 characters long and must contain at least 1 capital letter, 1 lower case letter and 1 numeric value
* Password cannot contain your first or last name or any symbols (e.g., #, $, *, !)

Submit

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Forgot Your Login

Please enter the following information to verify your identity:

Vonage Account Number:
(To find your Vonage account number, log into your Vonage web account at www.vonage.com. Once you log on, you will see your 10-digit Vonage account number in the top right corner of the screen.)

Zip Code in Credit Card Billing Address:

E-mail:
(You must supply the e-mail address to which your Vonage account notifications are sent)

Prospectus    Frequently Asked Questions              Submit

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Forgot Your Login

Your user ID for the Vonage Customer Directed Share Program Website is:
vonage

Prospectus    Frequently Asked Questions              OK

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Frequently Asked Questions	Printer Friendly Close

General Questions

What is the Vonage Customer Directed Share Program?

Vonage is proposing to conduct an initial public offering of its common stock. In connection with the initial public offering, Vonage has requested that the underwriters reserve shares of common stock for sale to certain of its customers at the initial public offering price. The Vonage Customer Directed Share Program is the program through which the underwriters will make these shares available for purchase by eligible Vonage customers. The terms and conditions of the Vonage Customer Directed Share Program are set forth in detail on the Terms and Conditions page which can be accessed from the Main Menu of this website.

What is the initial public offering?

The initial public offering will be Vonage’s first offering of shares of its common stock for purchase by the public. The proposed initial public offering is described in the registration statement of Vonage Holdings Corp. that has been filed with the Securities and Exchange Commission, a copy of which can be found on the Securities and Exchange Commission’s website at www.sec.gov. A copy of the prospectus currently on file with the Securities and Exchange Commission, which forms a part of the registration statement, is available by clicking on the Prospectus link on the bottom of each page of this website.

What is the prospectus?

The prospectus is a document that contains important information relating to an investment in Vonage’s common stock. Before making any decision to invest in Vonage’s common stock, you should understand and carefully consider all the information contained in the prospectus, especially the information set forth under the heading “Risk Factors.” A copy of the prospectus currently on file with the Securities and Exchange Commission is available by clicking on the Prospectus link on the bottom of each page of this website.

Eligibility Questions

Am I eligible to participate in the Vonage Customer Directed Share Program? What do I need to do in order to participate?

In order to be eligible to participate in the Vonage Customer Directed Share Program you must meet the following criteria:

•                  You opened an account directly with Vonage America on or prior to December 15, 2005. You must have opened your account with Vonage America and not through a third-party wholesaler.

•                  You maintained your Vonage account in good standing through February 1, 2006. You are not eligible if you cancelled your Vonage service or if your Vonage service was terminated before February 1, 2006, even if you subsequently reinstated your service.

•                  You are a U.S. citizen.

•                  You will be a U.S. resident as of the date of the consummation of Vonage’s initial public offering.

•                  You have a valid U.S. social security number.

•                  You are a natural person. No entities, such as companies or trusts, are eligible to participate.

•                  You must be eligible to open a limited purpose brokerage account at Smith Barney, Deutsche Bank Alex.Brown, a division of Deutsche Bank Securities Inc. or UBS Financial Services Inc.

In order to purchase shares of Vonage common stock in the Vonage Customer Directed Share Program, you also must complete the following steps on this website:

1.               Carefully review the prospectus relating to the initial public offering of Vonage’s common stock. You must indicate that you have reviewed the prospectus. A copy of the prospectus is available by clicking on the Prospectus link on the bottom of each page of this website. If the prospectus is amended, a new version of the prospectus will be posted on this website. You will need to review any amendments to the prospectus in order to continue to participate in the Vonage Customer Directed Share Program.

2.               Carefully review each of the risk factors set forth on this website. You must indicate that you have reviewed and understand each of the risk factors in order to remain eligible to participate in the Vonage Customer Directed Share Program.

3.               Use this website to open a limited purpose brokerage account at either Smith Barney, Deutsche Bank Alex.Brown, a division of Deutsche Bank Securities Inc. or UBS Financial Services Inc. More information about the terms of the accounts offered by each financial institution and the account-opening process is included elsewhere on this website.

4.               Submit a conditional offer to purchase a number of shares of Vonage common stock by the time and date stated elsewhere on this website.

5.               Check this website on a regular basis. Important notices about your participant account and the Vonage Customer Directed Share Program will be given to you through this website. If you fail to read these notices and take appropriate action, you may lose your ability to purchase shares of Vonage common stock through the Vonage Customer Directed Share Program. For example, if the initial public offering price is set above or below the expected range, or if the expected initial public offering price range is changed, your conditional offer will become invalid and you will need to enter a new conditional offer in order to continue to participate. Your conditional offer also may become invalid in certain other circumstances. If your conditional offer becomes invalid, you will be notified through information posted on this website.

I think I meet the eligibility criteria set forth above, but my registration on this website was rejected. What is the problem?

If you are having trouble registering, please try the following tips:

•                  Vonage Account Number: To find your Vonage account number, please log into your Vonage web account, located at www.vonage.com. Once you log on, you will see your 10-digit Vonage account number in the top right corner of the screen.

•                  Zip Code in the Credit Card Billing Address: You must enter the zip code on record with Vonage as part of your billing address as of February 1, 2006. If you have changed your billing address since February 1, 2006, you must use the previous zip code.

•                  E-Mail: You must enter the e-mail address at which the Vonage account holder was receiving Vonage e-mails as of February 1, 2006. This e-mail address is the address to which Vonage sent an e-mail notifying you of the Vonage Customer Directed Share Program. This e-mail address does not need to be valid as of today’s date, and you will have an opportunity to update this e-mail address later.

Can a friend or relative of an eligible Vonage customer participate in the Vonage Customer Directed Share Program?

No. Only eligible Vonage customers may purchase shares of Vonage common stock through the Vonage Customer Directed Share Program. Eligibility to participate in the Vonage Customer Directed Share Program is not transferable in any circumstances.

Several family members use the same Vonage account. Who is eligible to participate?

Each Vonage America account is paid for with a U.S. credit card. The person whose name is associated with that credit card (that is, the billing party for the Vonage America account) is the only person who may be eligible to participate in the Vonage Customer Directed Share Program. Other account users are not eligible. Eligibility to participate in the Vonage Customer Directed Share Program is not transferable in any circumstances.

I am the Vonage account holder but someone else pays my Vonage bill for me. Am I eligible to participate?

No. Only the person who is on record as the billing party for your account may be eligible to participate in the Vonage Customer Directed Share Program. Eligibility to participate in the Vonage Customer Directed Share Program is not transferable in any circumstances.

Account Information and W-9 Questions

What is a limited purpose brokerage account?

A limited purpose brokerage account opened through this website is a brokerage account that can be used only to purchase, hold, sell or transfer the shares of Vonage common stock that are allocated to you for purchase in the Vonage Customer Directed Share Program. A limited purpose brokerage account opened through this website cannot be used to purchase or hold any other shares of Vonage common stock or any other securities.

The terms and conditions of limited purpose brokerage accounts at Smith Barney, Deutsche Bank Alex.Brown, a division of Deutsche Bank Securities Inc. and UBS Financial Services Inc. may be different. Details about the terms and conditions of limited purpose brokerage accounts at each institution are available on the Limited Purpose Brokerage Account Form page which can be accessed from the Main Menu of this website.

I already have a brokerage account at Smith Barney, Deutsche Bank Alex.Brown, a division of Deutsche Bank Securities Inc. or UBS Financial Services Inc. Can I purchase Vonage common stock through that account?

No. You will not be permitted to use your existing brokerage accounts to purchase shares allocated to you through the Vonage Customer Directed Share Program. You will be permitted to purchase shares of Vonage common stock allocated to you in the Vonage Customer Directed Share Program only through a limited purpose brokerage account at one of those financial institutions. Even if you already have a brokerage account at one of those financial institutions, you must open a new limited purpose brokerage account through this website.

After you have purchased shares using the limited purpose brokerage account you open through this website, you may be able to transfer those shares into your existing brokerage accounts. Instructions for transferring your shares to another brokerage account can be found in the terms and conditions of your limited purpose brokerage account, which are posted elsewhere on this website.

May I participate in the Vonage Customer Directed Share Program through a qualified plan, such as a 401(k) or IRA?

No. You will be permitted to purchase shares of Vonage common stock allocated to you in the Vonage Customer Directed Share Program only through a limited purpose brokerage account opened through this website at either Smith Barney, Deutsche Bank Alex.Brown, a division of Deutsche Bank Securities Inc. or UBS Financial Services Inc.

How do I open a limited purpose brokerage account so I can participate in the Vonage Customer Directed Share Program?

You will be prompted to select the financial institution at which you would like to open your limited purpose brokerage account elsewhere on this website. After you select a financial institution, you will be presented with an account-opening questionnaire. You must provide all of the information requested on the questionnaire. The financial institution you select also may require additional information from you in order to open a limited purpose brokerage account for you. In certain circumstances, you may be ineligible to open a limited purpose brokerage account even if you complete the account-opening questionnaire.

Are limited purpose brokerage accounts the same at Smith Barney, Deutsche Bank Alex.Brown, a division of Deutsche Bank Securities Inc. and UBS Financial Services Inc.?

The terms and conditions of limited purpose brokerage accounts at each financial institution may be different. Details about the terms and conditions of accounts at each financial institution are available elsewhere on this website.

Can I open a limited purpose brokerage account jointly with my spouse?

No. However, after you have purchased shares using the limited purpose brokerage account you open through this website, you will be able to transfer those shares into another brokerage account, such as a joint account you have with your spouse. Please contact your financial institution for more information.

What happens if I do not fill out the W-9 form on this website?

If you do not complete the W-9 form on this website, your financial institution will be required to withhold taxes in an amount equal to 28% of the proceeds from any shares you purchase through this program and sell through your limited purpose brokerage account.

Conditional Offer Questions

What is a conditional offer?

A conditional offer is an offer by you to purchase up to the number of shares of Vonage common stock you specify at any price within the expected initial public offering price range set forth on this website.

If you submit a conditional offer, you may withdraw your conditional offer at any time until we post an acceptance notification to this website, which will not occur until after the registration statement has been declared effective by the Securities and Exchange Commission and the initial public offering price of Vonage’s common stock has been determined. The posting of the acceptance notification will constitute the underwriters’ acceptance of your conditional offer. Once your conditional offer has been accepted, you will become obligated to purchase the number of shares you have been allocated at the initial public offering price. If the conditional offers placed by eligible Vonage customers exceed the number of shares that have been reserved for sale through this program, you may be allocated fewer than the number of shares you have conditionally offered to purchase, or no shares at all.

You must check this website regularly for any notices or announcements relating to your conditional offer and the Vonage Customer Directed Share Program. If the expected initial public offering price range is changed, or if the initial public offering price is set above or below the final price range, your original conditional offer will become invalid and you will need to enter a new conditional offer in order to continue to participate in the Vonage Customer Directed Share Program. Your conditional offer also may become invalid in certain other circumstances.

Can I withdraw my conditional offer?

You may withdraw your conditional offer at any time until we post an acceptance notification to this website, which will not occur until after the registration statement has been declared effective by the Securities and Exchange Commission and the initial public offering price of Vonage’s common stock has been determined.

Can I change my conditional offer?

Once you have entered a conditional offer, you may change your conditional offer only by withdrawing the conditional offer you entered and submitting a new conditional offer. Please note that while you can withdraw your conditional offer at any time until an acceptance notification is posted to this website, you may enter new conditional offers only until [time] on [date].

How will I find out if my conditional offer has been accepted?

After the registration statement relating to Vonage’s initial public offering has been declared effective by the Securities and Exchange Commission and the initial public offering price of Vonage’s common stock has been set, an acceptance notification will be posted to this website if your conditional offer has been accepted and you have been allocated shares to purchase in the Vonage Customer Directed Share Program. The acceptance notification may be posted in as little as one hour after the initial public offering price is determined and posted on this website.

When do I become obligated to purchase Vonage common stock through the Vonage Customer Directed Share Program?

After the registration statement relating to Vonage’s initial public offering has been declared effective by the Securities and Exchange Commission and the initial public offering price of Vonage’s common stock has been set, acceptance notifications will be posted to this website. The posting of an acceptance notification will constitute the underwriters’ acceptance of your conditional offer. The acceptance notification may be posted in as little as one hour after the initial public offering price is determined and posted on this website. Once your conditional offer has been accepted, you will become obligated to purchase the number of shares you have been allocated at the initial public offering price.

You must check this website regularly for any notices or announcements relating to your conditional offer and the Vonage Customer Directed Share Program. If the expected initial public offering price range is changed, or if the initial public offering price is set above or below the final price range, your conditional offer will become invalid and you will need to re-enter your conditional offer or enter a new conditional offer in order to continue to participate in the Vonage Customer Directed Share Program. Your conditional offer also may become invalid in certain circumstances.

Other Program Related Questions

How many shares of Vonage common stock can I purchase through the Vonage Customer Directed Share Program?

If you choose to participate, you must make a conditional offer to purchase at least 100 and no more than 5,000 shares of Vonage common stock through the Vonage Customer Directed Share Program. You should only place a conditional offer for the number of shares for which you are willing and able to pay. If the conditional offers placed by eligible Vonage customers exceed the number of shares that have been reserved for sale through this program, you may be allocated fewer than the number of shares you have conditionally offered to purchase, or no shares at all.

If you have entered a valid conditional offer as of the date on which the initial public offering price for Vonage’s common stock is set, you will be notified through this website of the number of shares you have been allocated to purchase, if any. The notification of the number of shares you have been allocated to purchase will be posted to this website on the date the initial public offering price is determined.

When can I sell the shares I purchase through the Vonage Customer Directed Share Program?

You may place an order to sell the shares you purchase in the Vonage Customer Directed Share Program as soon as the trading of Vonage common stock begins on [exchange]. Even if you place an order to sell your shares, you will remain obligated to pay in full for the shares you have been allocated through this program. No proceeds from your sale of those shares will be available to you until the financial institution at which you opened your limited purpose brokerage account has received your full payment for the shares and funds have settled.

Please contact your financial institution for more information.

How will I find out about updates relating to the Vonage Customer Directed Share Program?

Information relating to the Vonage Customer Directed Share Program and your participant account will be provided to you through this website. Although we may send e-mails to your registered e-mail address, you should assume that we will not contact you other than through this website. No information about the Vonage Customer Directed Share Program or your participant account will be provided through Vonage’s website or your Vonage account website.

You must check this website regularly for notices about your participant account, updated instructions for participating in the Vonage Customer Directed Share Program and other announcements. If you fail to read these notices and take appropriate action, you may lose your ability to purchase shares of Vonage common stock through the Vonage Customer Directed Share Program.

I have completed all the required steps on this website. What happens now?

You must continue to check this website on a regular basis. Important notices about your participant account and the Vonage Customer Directed Share Program will be given to you through this website. If you fail to read these notices and take appropriate action, you may lose your ability to purchase shares of Vonage common stock through the Vonage Customer Directed Share Program.

Once your conditional offer has been accepted, you will need to make full payment for the shares of Vonage common stock you have been allocated to purchase. You will only be able to pay by personal check or wire transfer. You will not be permitted to pay by credit card, debit card, money order or a check from someone other than yourself. Your payment must be received by the financial institution with which you opened your limited purpose brokerage account within three business days after Vonage’s common stock begins to trade on [exchange]. Payment instructions will be posted to this website once the initial public offering price has been determined. No payment will be accepted at this time.

While no payment will be accepted at this time, please note that you will become obligated to pay for all shares you are allocated. Your payment will be required to be received within three business days after Vonage’s common stock begins to trade on [exchange]. You should only place a conditional offer for the number of shares for which you are willing and able to pay.

Payment Questions

How can I pay for my shares of Vonage common stock?

No payment will be accepted at this time. Payment instructions will be posted to this website once the initial public offering price has been determined. You will be able to pay for your shares only by personal check or wire transfer. You will not be able to pay by credit card, debit card, money order or a check from someone other than yourself.

While no payment will be accepted at this time, please note that you will become obligated to pay for all shares you are allocated. Your payment will be required to be received within three business days after Vonage’s common stock begins to trade on [exchange]. You should only place a conditional offer for the number of shares for which you are willing and able to pay.

What is the deadline for paying for my shares of Vonage common stock?

If you are allocated shares to purchase through the Vonage Customer Directed Share Program, full payment for those shares must be received by the third business day after Vonage’s common stock begins to trade on [exchange]. Payment instructions will be posted to this website at that time.

Additional FAQs to be posted after allocations are posted:

Why was I allocated fewer than the number of shares I specified in my conditional offer?

You were allocated fewer shares than you conditionally offered to purchase because the conditional offers placed by eligible Vonage customers exceeded the number of shares that were reserved for sale through the Vonage Customer Directed Share Program. More information about the allocation methodology employed by Vonage is available elsewhere on this website.

Why wasn’t I allocated any shares?

You have not been allocated shares for purchase in the Vonage Customer Directed Share Program for one or more of the following reasons:

•                  If you failed to complete any of the required steps on this website, such as reviewing a copy of the prospectus relating to Vonage’s initial public offering, reviewing and acknowledging each of the selected risk factors set forth on this website, and submitting a conditional offer, you failed to remain eligible to participate in the Vonage Customer Directed Share Program.

•                  [The initial public offering price range was modified since you submitted your conditional offer.][The final initial public offering price was set outside the expected price range set forth on this website when you submitted your conditional offer.] As a result, your conditional offer became invalid. If you did not confirm your conditional offer or submit a new conditional offer, failed to remain eligible to participate in the Vonage Customer Directed Share Program.

•                  If you did not meet the eligibility criteria for opening a limited purpose brokerage account at the financial institution you selected, you were not eligible to participate in the Vonage Customer Directed Share Program.

•                  Even if you completed all of the required steps on this website and met the eligibility criteria for opening a limited purpose brokerage account at the financial institution you selected, you may not have been allocated shares because the conditional offers placed by eligible Vonage customers exceeded the number of shares reserved for sale through this program.

Contact Questions

Who can I contact with questions about the Vonage Customer Directed Share Program?

Please refer to the prospectus relating to Vonage’s initial public offering or the other sections of this website for additional information relating to the Vonage Customer Directed Share Program.

If you have questions regarding your limited purpose brokerage account at Smith Barney, Deutsche Bank Alex.Brown, a division of Deutsche Bank Securities Inc. or UBS Financial Services Inc., you can contact the representatives listed at the bottom of this page.

You should not contact Vonage with questions about participating in the Vonage Customer Directed Share Program. You should not contact your financial institution or any of the underwriters with questions concerning the merits of investing in the Vonage common stock.

I am not sure if an investment in Vonage’s common stock is right for me. Who can I contact to discuss my questions about investing?

Any decision to participate in the Vonage Customer Directed Share Program must be made by you, based on your own independent judgment and after carefully reviewing all information contained in the prospectus relating to Vonage’s initial public offering. A copy of the prospectus currently on file with the Securities and Exchange Commission is available by clicking on the Prospectus link on the bottom of each page of this website.

You may wish to speak with an independent financial or tax advisor before making any decision to purchase Vonage common stock. Neither Vonage nor any of the underwriters are recommending that you purchase Vonage common stock in this program, and they cannot advise you on whether or not to make such an investment.

Contact Us	Printer Friendly

In a later stage of this process, you will create an account with one of the following banks. No contact information will be provided until after you have selected a financial institution.

Retail Representatives

Smith Barney	Deutsche Bank Alex.Brown, a division of Deutsche Bank Securities Inc.	UBS Financial Services Inc.

Technical Support

Phone: (XXX) XXX-XXXX

Announcements

[Any new announcements will be posted here, such as the filing of an amended registration statement or changes in timeline. Alternatively, this page will state that there are no new announcements at this time.]

☒            By clicking here, I consent to receive information relating to the Vonage Customer Directed Share Program and my participant account through information posted on this website. While information may be sent to me via e-mail, I understand that I should not expect to receive any notices or information in any manner other than through this website.

Prospectus     Frequently Asked Questions           Next >>

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Terms and Conditions of the Vonage Customer Directed Share Program

Vonage Holdings Corp. has filed a registration statement with the Securities and Exchange Commission relating to a proposed initial public offering of shares of its common stock.  In connection with the initial public offering, the underwriters have agreed to set aside a certain number of shares of common stock for purchase by eligible Vonage customers in the Vonage Customer Directed Share Program.  The initial public offering is described in more detail in the registration statement.  The terms and conditions of the Vonage Customer Directed Share Program are set forth in detail below.

As a Vonage customer who meets certain eligibility criteria, you may have the opportunity to purchase shares of Vonage’s common stock through the Vonage Customer Directed Share Program.  You are not obligated to purchase any shares, however.  You should be aware that investing in Vonage’s common stock involves a high degree of risk.  Before making any decision to invest in Vonage’s common stock, you should understand and carefully consider all of the information contained in the prospectus relating to the initial public offering, especially the information set forth under the heading “Risk Factors” and the terms and conditions of the Vonage Customer Directed Share Program set forth below. A copy of the prospectus currently on file with the Securities and Exchange Commission is available by clicking on the following link:  Prospectus

Requirements for Participating in the Vonage Customer Directed Share Program

In order to be eligible to participate in the Vonage Customer Directed Share Program you must meet the following criteria:

•                  You opened an account directly with Vonage America on or prior to December 15, 2005. You must have opened your account with Vonage America and not through a third-party wholesaler.

•                  You have maintained your Vonage account in good standing through February 1, 2006.

•                  You are a U.S. citizen.

•                  You will be a U.S. resident as of the date of the consummation of Vonage’s initial public offering.

•                  You have a valid U.S. social security number.

•                  You are a natural person. No entities, such as companies and trusts, are eligible to participate.

•                  You must be eligible to open a limited purpose brokerage account at one of the financial institutions set forth below, as described further below.

Other conditions to participation also may apply.

In order to purchase shares of Vonage common stock in the Vonage Customer Directed Share Program, you also must complete the following steps on this website:

1.               Carefully review the prospectus relating to the initial public offering of Vonage’s common stock. You must indicate that you have reviewed this prospectus. A copy of the prospectus is available by clicking on the prospectus link on the bottom of this page.  If the prospectus is amended, a new version of the prospectus will be posted on this website.  You will need to review any amendments to the prospectus in order to remain eligible to participate in the Vonage Customer Directed Share Program.

2.               Carefully review each of the risk factors set forth on this website.  You must indicate that you have reviewed and understand each of the risk factors in order to remain eligible to participate in the Vonage Customer Directed Share Program.

3.               Use this website to open a limited purpose brokerage account at either Smith Barney(1), Deutsche Bank Alex.Brown, a division of Deutsche Bank Securities Inc., or UBS Financial Services Inc., as described in more detail below. More information about the terms of the limited purpose brokerage accounts offered by each of these financial institutions and the limited purpose brokerage account-opening process is included elsewhere on this website.

4.               Submit a conditional offer to purchase a number of shares of Vonage common stock, as described in more detail below.

5.               Check this website on a regular basis.  Important notices about your participant account and the Vonage Customer Directed Share Program will be given to you only through this website.  If you fail to read these notices and take appropriate action, you may lose your ability to purchase shares of Vonage common stock through the Vonage Customer Directed Share Program. For example, if the initial public offering price is set above or below the expected range, or if the expected initial public offering price range is changed, your conditional offer will become invalid and you will need to enter a new conditional offer in order to continue to participate. Your conditional offer also may become invalid in certain other circumstances. If your conditional offer becomes invalid, you will be notified through information posted on this website.

Limited Purpose Brokerage Accounts

In order to participate in the Vonage Customer Directed Share Program, you must open a limited purpose brokerage account at either Smith Barney, Deutsche Bank Alex.Brown,

a division of Deutsche Bank Securities Inc., or UBS Financial Services Inc.  A limited purpose brokerage account opened through this website is a brokerage account that can be used only to purchase, hold, sell or transfer the shares of Vonage common stock that are allocated to you for purchase in the Vonage Customer Directed Share Program. A limited purpose brokerage account opened through this website cannot be used to purchase or hold any other shares of Vonage common stock or any other securities. You will be permitted to purchase shares of Vonage common stock allocated to you in the Vonage Customer Directed Share Program only through a limited purpose brokerage account at one of these financial institutions.  Even if you already have a brokerage account at one of these financial institutions, you must open a new limited purpose account through this website.  You will not be permitted to use any of your existing brokerage accounts to purchase shares allocated to you through this program. After you have purchased shares using the limited purpose brokerage account you open through this website, you may be able to transfer those shares into your existing brokerage accounts. Instructions for transferring your shares to another brokerage account can be found in the terms and conditions of your limited purpose brokerage account, which are posted elsewhere on this website.

You will be prompted to select the financial institution at which you would like to open your limited purpose brokerage account elsewhere on this website.  The terms and conditions of limited purpose brokerage accounts at each financial institution may be different.  Details about the terms and conditions of accounts at each financial institution are available elsewhere on this website.You must open an account at one of these financial institutions through this website by [time] on [date]. Your financial institution may require additional information from you in order to open your limited purpose brokerage account. As a result, delay in choosing a financial institution and opening a limited purpose brokerage account may result in you becoming ineligible to participate in the Vonage Customer Directed Share Program.

You may change your selection of the financial institution at which you would like to open your limited purpose brokerage account at any time until you submit a conditional offer, as described in more detail below. Once you submit a conditional offer, you will no longer be able to change your selection of a financial institution.

Conditional Offers

In order to participate in the Vonage Customer Directed Share Program, you must enter a conditional offer to purchase a number of shares of Vonage common stock. If you choose to participate, you must make a conditional offer to purchase at least 100 and no more than 5,000 shares. Conditional offers can be entered only for multiples of 100 shares.  If you submit a conditional offer, you may withdraw your conditional offer at any time until we post an acceptance notification to this website, which will not occur until after the registration statement has been declared effective by the Securities and Exchange Commission and the initial public offering price of Vonage’s common stock has been determined. At present, conditional offers may be entered until at least [time] on [date]. This deadline may be revised. You will be informed of any changes to this deadline through information posted on this website. If you do not provide a conditional offer and otherwise complete the process outlined on this page, you may be excluded from participation in the Vonage Customer Directed Share Program.

By submitting a conditional offer, you will be offering to purchase up to the number of shares of Vonage common stock you specify at any price within the initial public offering price range set forth on this website.  If the initial public offering price is set within that range, you likely will not be asked to resubmit or reconfirm your conditional offer.  In that case, on the date the initial public offering price is set, an acceptance notification will be posted to this website, which will include a final summary of the terms of the offering and a notification of the number of shares you have been allocated to purchase through the Vonage Customer Directed Share Program.  The posting of the acceptance notification will constitute the underwriters’ acceptance of your conditional offer.  Once your conditional offer has been accepted, you will become obligated to purchase the number of shares you have been allocated at the initial public offering price. You should only place a conditional offer for the number of shares for which you are willing and able to pay.

If the initial public offering price is set above or below the expected range, or if the expected initial public offering price range is changed, your then-outstanding conditional offer will become invalid and you will need to enter a new conditional offer in order to continue to participate in the Vonage Customer Directed Share Program.  Your conditional offer also may become invalid in certain other circumstances.  If your conditional offer becomes invalid, you will be notified through information posted on this website.  You must check this website regularly for any notices or announcements relating to your conditional offer.

You may withdraw your conditional offer at any time until an acceptance notification is posted to this website. The acceptance notification may be posted in as little as one hour after the initial public offering price is determined and posted on this website.

Once you have entered a conditional offer, you may change your conditional offer only by withdrawing the conditional offer you entered and submitting a new conditional offer. Please note that while you can withdraw your conditional offer at any time until an acceptance notification is posted to this website, you will not be able to enter a new conditional offer after [time] on [date].

Allocation Methodology

In the event that valid conditional offers are submitted for more shares than have been reserved for allocation in the Vonage Customer Directed Share Program, Vonage will allocate shares for purchase by eligible Vonage customers as follows:

1.               Vonage will first attempt to allocate shares to all customers who submitted a valid conditional offer by reducing each customer’s conditional offer by a percentage and allocating shares to each customer in the amount of his or her reduced conditional offer.

•                  Each customer’s conditional offer will be reduced by the same percentage, rounded up to the nearest 100 shares. No conditional offer will be reduced, however, to below 100 shares as a result of this pro rata reduction.

•                  Vonage will reduce the conditional offers by the lowest percentage that will allow all conditional offers, as reduced and after rounding, to be filled. Vonage will not, however, apply a pro rata reduction that exceeds 75%.

2.               In the event that not all of the conditional offers, as reduced by 75% and after rounding, can be filled, the following allocation model will be used:

•                  Conditional offers, as reduced by 75% and after rounding, will be filled in size order, with the largest conditional offers filled first. For example, any conditional offers for 5,000 shares would be reduced by 75% and rounded up to the nearest 100 shares, resulting in conditional offers for 1,300 shares. Each of these conditional offers would be filled with 1,300 shares prior to filling any conditional offers for fewer shares.

•                  In the event that not all of the conditional offers of a particular size can be filled, but there remain shares available for allocation, conditional offers will be filled within the particular size by lottery.

Payment for Shares

If your conditional offer is accepted, you will be obligated to pay for the shares you are allocated. No payment will be accepted until the registration statement relating to Vonage’s initial public offering has been declared effective and the initial public offering price has been determined. If you are allocated shares to purchase in the Vonage Customer Directed Share Program, payment instructions for those shares will be posted to this website at that time.

You will be able to make your payment by personal check or wire transfer. You will not be permitted to pay by credit card, debit card, money order or a check from someone other than yourself. Your payment must be received within three business days after Vonage’s common stock begins to trade on [exchange].

While you will be able to place an order to sell shares you purchase through this program as soon as the trading of Vonage common stock begins on [exchange], no proceeds from the sale of those shares will be available to you until the financial institution at which you opened your limited purpose brokerage account has received your full payment for the shares and funds have settled.

☐                 I understand and accept these terms and am interested in learning more about the Vonage Customer Directed Share Program.

☐                 I do not accept these terms and I am not interested in learning more about the Vonage Customer Directed Share Program.

Prospectus Frequently Asked Questions Next >>

(1) Smith Barney is a division and service mark of Citigroup Global Markets Inc. and is registered and used throughout the world. The umbrella device is a registered service mark of Citigroup Inc.

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Prospectus

In order to continue, you must review the prospectus relating to the initial public offering of common stock of Vonage Holdings Corp. The prospectus contains important information relating to an investment in Vonage’s common stock, including important risk factors you should consider. You should read the entire prospectus carefully. A copy of the prospectus currently on file with the Securities and Exchange Commission is attached below.

You must click on one of the following prospectus links to continue.

Vonage Holdings Corp. Preliminary Prospectus
	PDF Format	HTML Format

☐ I acknowledge that I have reviewed this prospectus relating to the initial public offering of common stock of Vonage Holdings Corp.

<< Previous Frequently Asked Questions Next >>

Please note that the PDF format requires Adobe Acrobat Reader. If you do not have it installed, click the icon to download it or contact your system administrator to have it installed.

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Prospectus

On [•], 2006, Vonage Holdings Corp. filed an amended registration statement, including an amended prospectus, with the Securities and Exchange Commission. A copy of the prospectus currently on file with the Securities and Exchange Commission is attached below. If you previously submitted a conditional offer, your conditional offer has become invalid. In order to continue to be eligible to participate in the Vonage Customer Directed Share Program, you must review the amended prospectus attached below and enter a new conditional offer on the following pages. If you do not submit a new conditional offer by [time] on [date], you will no longer be eligible to participate in the Vonage Customer Directed Share Program.

Vonage Holdings Corp. Preliminary Prospectus
	PDF Format	HTML Format

☐ I acknowledge that I have reviewed this prospectus relating to the initial public offering of common stock of Vonage Holdings Corp.

<< Previous	Frequently Asked Questions	Next >>

Please note that the PDF format requires Adobe Acrobat Reader. If you do not have it installed, click the icon to download it or contact your system administrator to have it installed.

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Acknowledgement of Selected Risk Factors

An investment in Vonage’s common stock is considered highly speculative and aggressively risky. You could lose all the money you invest in Vonage common stock.

☐      I understand this risk and would still like to participate in the Vonage Customer Directed Share Program. My investment objectives allow for the purchase of speculative and aggressively risky securities.

☐      I do not want to participate in the Vonage Customer Directed Share Program.

<< Previous	Prospectus Frequently Asked Questions	Next >>

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Acknowledgement of Selected Risk Factors

Vonage has had increasing losses since its inception and expects to continue to incur losses in the future. The market value of Vonage’s common stock could fall and you could lose all the money you invest.

☐    I understand this risk and would still like to participate in the Vonage Customer Directed Share Program.

☐    I do not want to participate in the Vonage Customer Directed Share Program.

<< Previous	Prospectus Frequently Asked Questions	Next >>

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Acknowledgement of Selected Risk Factors

Vonage operates in a highly competitive industry and competes with many companies that are bigger and financially stronger than it is. If Vonage is not able to compete successfully against these companies for customers, its business could fail and you could lose all the money you invest.

☐    I understand this risk and would still like to participate in the Vonage Customer Directed Share Program.

☐    I do not want to participate in the Vonage Customer Directed Share Program.

<< Previous	Prospectus Frequently Asked Questions	Next >>

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Acknowledgement of Selected Risk Factors

Vonage’s success depends on mainstream consumers switching to Vonage from their traditional telephone companies. Mainstream consumers are generally resistant to new technologies like those used by Vonage and may never leave their traditional service. If mainstream consumers fail to adopt Vonage’s service, Vonage’s business may not survive. You could lose all the money you invest.

☐    I understand this risk and would still like to participate in the Vonage Customer Directed Share Program.

☐    I do not want to participate in the Vonage Customer Directed Share Program.

<< Previous	Prospectus Frequently Asked Questions	Next >>

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Acknowledgement of Selected Risk Factors

Vonage’s business model depends on its use of new technology that allows it to offer cheaper service to its customers. Competitors may soon develop technology that allows them to offer better or cheaper service. If that happens, Vonage may be unable to compete and its business may not survive. You could lose all the money you invest.

☐    I understand this risk and would still like to participate in the Vonage Customer Directed Share Program.

☐    I do not want to participate in the Vonage Customer Directed Share Program.

<< Previous	Prospectus Frequently Asked Questions	Next >>

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Acknowledgement of Selected Risk Factors

After the initial public offering, Vonage’s stock may trade at a price below the price you pay for your shares. In addition, you may not be able to find buyers for your Vonage common stock at a price that is acceptable to you. If that happens, you could be unable to sell your shares and could lose all the money you invest.

☐    I understand this risk and would still like to participate in the Vonage Customer Directed Share Program.

☐    I do not want to participate in the Vonage Customer Directed Share Program.

<< Previous	Prospectus Frequently Asked Questions	Next >>

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Acknowledgement of Selected Risk Factors

Stock markets generally experience price fluctuations, and Vonage’s stock price may be particularly volatile. This volatility could cause the value of Vonage’s stock to decrease significantly, and you could lose all the money you invest.

☐    I understand this risk and would still like to participate in the Vonage Customer Directed Share Program.

☐    I do not want to participate in the Vonage Customer Directed Share Program.

<< Previous	Prospectus Frequently Asked Questions	Next >>

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Acknowledgement of Selected Risk Factors

Neither Vonage nor any of the underwriters are recommending that you purchase Vonage common stock in this program. Any decision to participate in this program must be made by you, based on your own independent judgment and after carefully reviewing all information contained in the prospectus. You may wish to speak with an independent financial or tax advisor before making any decision to purchase Vonage common stock. You should understand and carefully consider all of the information contained in the prospectus relating to the intial public offering, especially the information set forth under the heading “Risk Factors” and the terms and conditions of the Vonage Customer Directed Share Program set forth on the Terms & Conditions page of this website.

☐    I understand this risk and would still like to participate in the Vonage Customer Directed Share Program.

☐    I do not want to participate in the Vonage Customer Directed Share Program.

<< Previous	Prospectus Frequently Asked Questions	Next >>

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Welcome : John Doe
Deal Information

Deal Name: Vonage Holdings Corp. (Common Stock)	Deal Size: 10,000,000 Shares

Initial Filing date of registration statement:	2/8/2006	Expected initial public offering price range:	16.00 - 18.00
(USD)
Proposed Ticker Symbol:	XYZ

Participation Requirements

Step	Task	Status

Step 1	Review of terms and conditions of Vonage Customer Directed Share Program	Complete

Step 2	Review of Preliminary Prospectus	Complete

Step 3	Review of selected risk factors	Complete

Step 4	Opening of limited purpose brokerage account	Account Approval Pending Your account should be approved within 2 business days.

Step 5	Certification of Form W-9	Complete

Step 6	Submission of conditional offer	Complete

Step 7	Payment for allocated shares	Deadline: 11/5/2005 12:00PM

My Offer Summary Conditional Offer: 1,000 Shares (Withdraw conditional offer) Dollar Range: $16,000 - $18,000

Announcements

Date	Details

Nov. 5, 2005 5:50PM EST

The deadline to submit your conditional offer is today at 5:00PM EST. If you have not done so and would like to purchase shares of Vonage common stock through the Vonage Customer Directed Share Program, please submit your conditional offer immediately. Please log back into this website for final pricing information and to view your final allocation. At that time, you will be given instructions on where to send your payment. Thank you.

Nov. 3, 2005 5:50PM EST	Reminder of Conditional Offer Deadline

Nov. 1, 2005 5:50PM EST	DSP Documentation Due

Oct. 30, 2005 5:50PM EST	Vonage Announces DSP

Oct. 28, 2005 5:50PM EST	Vonage Files for IPO

Prospectus    Frequently Asked Questions

Copyright © 2001-2006 Vonage Marketing Inc., All rights reserved.

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Limited Purpose Brokerage Account Form

In order to participate in the Vonage Customer Directed Share Program, you must open a limited purpose brokerage account at either Smith Barney, Deutsche Bank Alex Brown, a division of, Deutsche Bank Securities Inc. or UBS Financial Services Inc. You will be permitted to purchase shares of Vonage common stock allocated to you in the Vonage Customer Directed Share Program only through a limited purpose brokerage account at one of those financial institutions. Even if you already have a brokerage account at one of those financial institutions, you must open a new limited purpose brokerage account through this website. You will not be permitted to use your existing brokerage accounts to purchase shares allocated to you through this program. After you have purchased shares using the limited purpose brokerage account you opened through this website, you may be able to transfer those shares into your existing brokerage accounts. Instructions for transfering your shares to another brokerage account can be found in the terms and conditions of your limited purpose brokerage account, which are posted elsewhere on this website.

Please select the financial institution at which you would like to open your limited purpose brokerage account. The terms and conditions of limited purpose brokerage accounts at each financial institution may be different. Further information about the terms and conditions of limited purpose brokerage accounts at each financial institution is available by clicking the link below the financial institution’s name.

In order to participate in the Vonage Customer Directed Share Program you must open an account at one of these financial institutions by [time] on [date]. Please note that the financial institution you choose may require additional information from you in order to open your limited purpose brokerage account. As a result, delay in choosing a financial institution may result in you becoming ineligible to participate in the program.

You may change your selection of the financial institution at which you would like to open your limited purpose brokerage account at any time until you submit a conditional offer. Once you submit a conditional offer, you will no longer be able to change your selection of a financial institution. At present, conditional offers may be submitted until at least [time] on [date].

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. What this means to you: when you open an account, the financial institution will ask for your name, address, date of birth, tax identification number and other information that will allow the financial institution to identify you. The financial institution may also ask to see your driver’s license or other identifying documents.

In certain circumstances you may not be eligible to open a limited purpose brokerage account at these financial institutions. If that is the case, you will not be eligible to participate in the Vonage Customer Directed Share Program. Further information about eligibility to open a limited purpose brokerage account also may be available by clicking the link below each financial institution’s name.

(1)

☐	☐	☐

Click here for more information about the terms of a limited purpose account at Smith Barney.	Click here for more information about the terms of a limited purpose account at Deutsche Bank Alex. Brown, a division of Deutsche Bank Securities Inc.	Click here for more information about the terms of a limited purpose account at UBS Financial Services Inc.

(1) Smith Barney is a division and service mark of Citigroup Global Markets Inc. and is registered and used throughout the world. The umbrella device is a registered service mark of Citigroup Inc.

Account Information
Please enter the following information which will be used to open a limited purpose brokerage account in your name:

First/given name	Last name/surname
Andy	Cahill

☐    Check here if the name above does not match the name on your social security card.

Legal Home Address (P.O. Box is not a valid Address)

City	State	Zip

☐    Check here if the address above is not your mailing address

Contact Phone	Social Security Number	Date of Birth (mm/dd/yyyy)

Only natural persons may participate in the Vonage Customer Directed Share Program. No entities are eligible to participate.

Date:

User ID:

Password:

☐                 By checking this box I certify that the above information is accurate and complete in all respects.

☐                 By checking this box, I consent to the delivery of the information I entered above to the financial institution I have selected.

Prospectus   Frequently Asked Questions   Main Menu   Save

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Smith Barney, a division of Citigroup Global Markets Inc. Disclosures	Printer Friendly Close

Smith Barney, a division of Citigroup Global Markets Inc. Disclosures

Opening a Smith Barney Limited-Purpose Account for Use in the

Vonage Customer Directed Share Program (DSP).

Participation in this program through Smith Barney, a division of Citigroup Global Markets Inc., will require you to open a limited-purpose account in your name at Smith Barney.  You may only open the account through the online account opening process.  This limited-purpose account is required even if you have an existing brokerage account with Smith Barney.

We require the following information for this account:

•                  Name

•                  Home Mailing Address

•                  Telephone Number

•                  Email Address

•                  Social Security Number

•                  Date of Birth

All of this information is required in order to participate in this process through Smith Barney.

NO ACCOUNT-OPENING OR MAINTENANCE FEE WILL BE CHARGED TO YOU.

Please review the following prior to selecting Smith Barney for a limited-purpose account:

•                  A limited-purpose account may include no more than two holdings: a position in the shares of stock purchased through the directed-share program and cash proceeds that are the result of a liquidation of all or part of such shares.  A full-purpose account must be opened to engage in any other transactions.

•                  It is anticipated that no paperwork will be required during the limited-purpose account opening process.  Instead, all required information must be entered by you online through this website.  We may require additional information collected away from this website should a problem arise while opening a limited-purpose account.  BY ENTERING THE REQUESTED INFORMATION THROUGH THIS WEBSITE, YOU ARE CONSENTING TO THE TRANSMISSION OF THIS INFORMATION TO SMITH BARNEY BY I-DEAL LLC, THE MANAGER OF THIS WEBSITE.  THIS INFORMATION IS TO BE USED SOLELY IN CONNECTION WITH THE VONAGE CUSTOMER DIRECTED SHARE PROGRAM UNLESS YOU DIRECT SMITH BARNEY OTHERWISE (SEE I-DEAL PRIVACY POLICY)

•                  You must agree to all terms of and conditions presented in order to be considered eligible for the purchase of shares under this offering.

•                  You must submit a Conditional Offer for the maximum number of shares that you would be willing to purchase in full at the offering price in the then current prospectus.

•                  Allocations will be made by Vonage once Vonage has had an opportunity to review all Conditional Offers submitted in this Program by the Conditional Offer deadlines stated on the home-page of this DSP website.  YOU SHOULD ONLY PLACE A CONDITIONAL OFFER FOR THE

SHARES THAT YOU ARE PREPARED TO PAY FOR IN FULL WITHIN THREE BUSINESS DAYS OF THE TRADING DATE ON THE COVER OF THE FINAL PROSPECTUS.  YOU MUST ASSUME THAT YOU WILL BE ALLOCATED THE FULL NUMBER OF SHARES FOR WHICH YOU ARE PLACING A CONDITIONAL OFFER. YOUR OFFER WILL BECOME A BINDING LEGAL OBLIGATION TO PAY IN FULL FOR ALL THE SHARES VONAGE AGREES TO SELL TO YOU.

•                  There are no fees in addition to the purchase price for the initial purchase under the Directed Share Program.  You are required to pay in full the offering price multiplied by the number of shares that you have been allocated based upon your final valid Conditional Offer if you do not timely withdraw your Conditional Offer.

•                  You must first pay for all shares purchased with funds supplied by you before you are permitted to receive the proceeds of any sale of the shares.

•                  Failure to make timely payment for all shares that Vonage agrees to sell to you may result in your loss of shares and an obligation to Vonage for any unsold portion of those shares.

•                  Your obligation to make payment is based upon your allocation of shares, which in turn will be based on your last valid Conditional Offer that must have been entered in this central Directed-Share Program website system.

•                  A Conditional Offer is only deemed valid if it is entered based upon the then current stated price range.

•                  Final payment will be based on the number of shares allocated to you by Vonage multiplied by the final offering price.

•                  No payment for theses shares will be accepted prior to Vonage’s acceptance of your conditional offer, which will be concurrent with the allocation of shares and subsequent to the formal pricing of the entire offering.

•                  There is no cost for opening or maintaining this limited-purpose account.

•                  You may transfer the shares held in the limited-purpose account to a full-service account at Smith Barney at no cost.  There will be no cost to close the limited-purpose account.  To transfer your shares to another Smith Barney account, contact your Financial Advisor assigned to you after you have purchased the shares acquired through the Directed-Share Program.  If you transfer your shares to another financial institution you may incur a fee, which based on current rates would be $95.

•                  If you sell all or a portion of the securities held in the limited purpose account, you will be charged a sales commission of $0.12 per share, with a minimum charge of $50 per trade.

•                  All sale transactions will be subject to a $5 transaction fee. Additionally, you will be charged an SEC fee of $0.0000418 per $1 of aggregate proceeds.

•                  Should you choose to open up an account with Smith Barney under this Directed Share Program and you are allocated shares under this Program, you will be able to contact a Smith Barney representative assigned to you in the process.

•                  Neither Smith Barney, Vonage, nor any of the other underwriters recommends participation in the Directed-Share Program. This opportunity should only be undertaken after careful review of the offering prospectus. After you have reviewed the offering prospectus, we suggest you review whether or not you should participate in this Directed Share Program with an independent financial and tax advisor.

Arbitration

This agreement contains a pre-dispute clause. By signing an arbitration agreement (i.e., by submitting a conditional offer through Smith Barney in the Vonage Customer Directed Share Program) the parties (i.e., the client and Smith Barney) agree as follows:

•                  All parties to this agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

•                  Arbitration awards are generally final and binding; a party’s ability to have a court reverse or modify an arbitration award is very limited.

•                  The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

•                  The arbitrators do not have to explain the reason(s) for their award.

•                  The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

•                  The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

Client agrees that all claims or controversies, whether such claims or controversies arose prior, on or subsequent to the date hereof, between client and SB and/or any of its present or former officers, directors, or employees concerning or arising from (i) any account maintained by client with SB individually or jointly with others in any capacity; (ii) any transaction involving SB or any predecessor firms by merger, acquisition or other business combination and client, whether or not such transaction occurred in such account or accounts; or (iii) the construction, performance, or breach of this or any other agreement between us, any duty arising from the business of SB or otherwise, shall be determined by arbitration before, and only before, any self-regulatory organization or exchange of which SB is a member. Client may elect which of these arbitration forums shall hear the matter by sending a registered letter or telegram addressed to Smith Barney at 77 Water Street, New York, N.Y. 10005, Attn: Law Department. If client fails to make such election before the expiration of five (5) days after receipt of a written request from SB to make such election, SB shall have the right to choose the forum.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; (ii) the class s decertified; or (iii) the person is excluded from the class by the court.

Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

About Smith Barney

•                  Smith Barney is the global private wealth management and equity research unit of Citigroup. It is a leading provider of comprehensive financial planning and advisory services to high-net-worth investors, institutions, corporations and private businesses, governments and foundations. With more than 300 research analysts around the globe and nearly 13,000 Financial Advisors in over 900 offices, Smith Barney offers a full suite of investment services, including asset allocation, private investments and lending services, cash and portfolio management, as well as retirement, education and estate planning. A division of Citigroup Global Markets Inc., Smith Barney currently serves more than 7.5 million client accounts, representing nearly $1 trillion in client assets.

About Citigroup

Citigroup, the leading global financial services company, has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage, and asset management. Major brand names under Citigroup’s trademark red umbrella include Citibank, CitiFinancial, Primerica, Smith Barney and Banamex. Additional information may be found at www.citigroup.com.

© 2006 Citigroup Global Markets Inc. Member SIPC. Smith Barney is a division of Citigroup Global Markets Inc. Smith Barney is a service mark of Citigroup Global Markets Inc. and its affiliates and is used and registered throughout the world. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

Deutsche Bank Alex.Brown Disclosures	Printer Friendly Close

Deutsche Bank Alex.Brown Disclosures

Deutsche Bank was founded in Berlin in 1870 “to transact banking business of all kinds, in particular to promote and facilitate trade relations between Germany, other European countries and overseas markets.”   Today, Deutsche Bank is one of the world’s largest financial institutions serving our clients in over 70 countries.

Alex. Brown and Sons, a predecessor company of Deutsche Bank Alex. Brown, was founded in 1800.  In 1999, Deutsche Bank merged with Alex. Brown, the oldest U.S. investment banking firm.  Today, Deutsche Bank Alex. Brown, the Private Client Services Division of Deutsche Bank Securities Inc., has evolved into a premier investment services organization.  Our focus has always been on satisfying the needs and objectives of our clients by providing a broad range of solutions designed to meet even the most complex investment challenges. Today, Deutsche Bank Alex. Brown delivers a top-quality platform from which retail clients can manage all of their investment and wealth management activities.

Deutsche Bank Alex. Brown Customer Fees

The following is the fee structure associated with a Vonage Directed Share Program account opened at Deutsche Bank Alex. Brown:

•                  Commission Charged Participants on Purchase:  $0

•                  (Participants will pay the final IPO price x the number of shares they purchase)

•                  Fees Related to the Sale of Shares

•                  Commission:     $00.12 per share with a minimum of $50.

•                  Handling Fee:    $7.50 per sales transaction

•                  SEC Fee:           Varies with SEC policy, currently $.0000418 for each dollar received

•                  Fee Charged to Participants When They Transfer Their Account to Another Firm via DTC:   $0

•                  Fee Charged to Participants When They Transfer Their Account to Another Firm via ACAT:  $50

•                  Fee Charged to Participants When They Wire Funds Out:   $30.00

•                  Fee Charged to Participants When They Have Funds Sent Out By Check:    $0

Special Notice Regarding Payments.  If you choose to purchase shares of Vonage stock through this program, you will be required to pay the purchase price within three business days.  Acceptable forms of payment include a personal check drawn from your checking account or a wire transfer from your bank.  When paying by check, please note that Deutsche Bank Alex. Brown requires a ten business day period to process your check.  We will not release any sales proceeds or process any transfer requests during this period.

Customer Account Disclosures

In choosing Deutsche Bank Alex. Brown as your broker for the Vonage Directed Shares Program, you authorize Deutsche Bank Alex. Brown to open a brokerage account for you.  In addition, you authorize Deutsche Bank Alex. Brown, at their discretion, to aggregate orders for your account with other customer orders and you recognize in doing so, you may receive an average price for your orders which may be different than the price(s) you might have received had your orders not been aggregated.

Arbitration

In selecting Deutsche Bank Alex. Brown to open a brokerage account for you, both you and Deutsche Bank Alex. Brown agree to the following:

(i)  All parties to this Agreement are giving up the right to sue each other in court, including the right to trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

(ii)  Arbitration awards are generally final and binding;  a party’s ability to have a court reverse or modify an arbitration award is very limited.

(iii) The ability of the parties to obtain documents, witness statements, and other discovery is generally more limited in arbitration than in court proceedings.

(iv)  The arbitrators do not have to explain the reason for the award(s).

(v)  The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

(vi) The rules of some arbitration forums may impose time limits for bringing a claim in arbitration.  In some cases, a claim that is ineligible for arbitration may be brought in court.

(vii) The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this agreement.

You agree to arbitrate with Deutsche Bank Alex. Brown any controversies that may arise, whether or not based on events occurring prior to the date of this agreement or other agreement, including any controversy arising out of or relating to any account with you, to the construction, performance, or breach of any agreement, or any duty arising from any agreement or other relationship with you, or to transactions with or through you, only before the New York Stock Exchange, Inc., the National Association of Securities Dealers Regulation, Inc. or any exchange of which Deutsche Bank Alex. Brown is a member, at your election.  You agree that you shall make your election by registered mail to Deutsche Bank Alex. Brown, at P.O. Box 515, Baltimore, MD 21202, Attention Director of Compliance.  If your election is not received by Deutsche Bank Alex. Brown within ten (10) calendar days of receipt of a written request from Deutsche Bank Alex. Brown that you make an election, then Deutsche Bank Alex. Brown may elect the forum before which the arbitration shall be held.

Neither you nor Deutsche Bank Alex. Brown waive any right to seek equitable relief pending arbitration.  No person shall bring a putative or certified class action to arbitration, nor seek to enforce any predispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class action who has not opted out of the class with respect to any claims encompassed by the putative class action until (1) the class certification is denied; (2) the class is decertified; or (3) the customer is excluded from the class by the court.  Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver or any rights under this agreement except to the extent stated herein.

You also acknowledge that the assets in this account (including all cash or securities) are not insured by the Federal Deposit Insurance Corporation, are not deposits or other obligations of, or guaranteed by, any bank and are subject to investment risk, including possible loss of the principal amount invested.  Your agreement with Deutsche Bank shall inure to the benefit of Deutsche Bank Alex. Brown and to any successor firm or firms irrespective of any change or changes at any time in the personnel thereof for any cause whatsoever and of the assigns of Deutsche Bank Alex. Brown or any successor firm.

Complaints

If at any time you wish to make a formal complaint against Deutsche Bank Alex. Brown or any of its employees, you understand that it should be directed to the Deutsche Bank Alex. Brown Compliance Department-Client Inquiries, One South Street-21st Floor, Baltimore, MD 21202 or you may call (410) 895-3527.

A registration statement relating to the securities being offered has been filed with the Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or other jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.  An indication of interest in response to this offering will involve no obligation or commitment of any kind.

This letter is not intended to encourage you to request any shares in the offering.  It is simply intended to inform you that there is a proposed offering should you be interested in investing.  Investing in new issues is speculative and carries a high degree of risk.  Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations.  Read the prospectus carefully.

UBS Financial Services Disclosures	Printer Friendly Close

UBS Financial Services Disclosures

Executive Summary:

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with a global culture that embraces change.

UBS is one of the world’s largest wealth managers with US$1.37 trillion invested assets, more than 140 years of private banking experience around the world, and an extensive global network of some 180 offices. In the US, it is one of the biggest private client businesses with a client base of nearly 2 million investors.  Some 11,400 advisors globally, including over 7,400 financial advisors in the US, provide a comprehensive range of services customized for affluent clients, ranging from asset management to estate planning and from corporate finance to art banking.

Vonage Directed Share Program Accounts:

UBS Financial Services will open a limited purpose account for participants in the Vonage Directed Share Program (“DSP”) who choose to purchase their DSP shares through us. There is no charge to open a limited purpose account. This limited purpose account is set up only for the purpose of buying shares through the Vonage Directed Share Program and no additional commission will be charged if you receive an allotment of IPO shares. Once the shares are in the account, clients may only hold, sell or transfer these shares. Each of these options and the associated fees are detailed below:

1.     You may choose to sell the shares directly from your limited purpose account. If you choose to do so, you will be charged a discounted rate of $.06 per share, with a minimum of $50 as well as a shipping and handling fee of $5.25. In addition, there is a standard SEC fee of 0.0000301% of the principal amount of the trade.

2.     You may choose to transfer your shares out of your limited purpose account to an account at another firm. The current security transfer fee is $25.

3.     You may decide to open a full service brokerage account, which we call our Resource Management Account (“RMA”), with UBS Financial Services. A Resource Management Account is our premier account for managing cash, financing and investments, allowing you to manage your assets with greater efficiency and control. For details about these accounts, please see the attached document, “Information About Your Relationship With Us.” The shares will be moved into this account free of charge; however there will be fees associated with the account after the first year, including an RMA yearly maintenance fee which is currently $150. Pricing and fees for the full-service account can be discussed with your UBS financial advisor at the time of account opening.

4.     You may already have a UBS account, and may choose to transfer the shares into your current account free of charge.

You may decide to keep your shares at UBS Financial Services in the limited purpose account. There will be no fee for the first year, after which we reserve the right to charge a yearly account maintenance fee, which is currently $150.

UBS Disclosure: Rule 202

The following information serves as a supplement to the account agreement and disclosures provided when your account was opened.

Please contact your Financial Advisor or call 201-352-9999 with questions. For more information, please visit our website at www.ubs.com/workingwithus. We appreciate your business.

Conducting Business with UBS: Guide to Investment Advisory and Broker-Dealer Services

Our clients work with their Financial Advisors to determine the services that are most appropriate given their goals and circumstances. Based on the services you request, we can fulfill your wealth management needs in our capacity as an investment adviser, as a broker-dealer, or as both.

For example, we offer financial planning as an advisory service. Once we deliver a financial plan to you, you can decide whether to implement the financial plan via brokerage accounts, advisory programs or a combination, depending on your needs and preferences. Most of our Financial Advisors are qualified and licensed to provide both brokerage as well as advisory services depending on the services a client has requested.

As a firm providing wealth management services to clients in the U.S., we(1) are registered with the U.S. Securities and Exchange Commission (SEC) as a broker-dealer and an investment adviser, offering both investment advisory and brokerage services.(2)

(1) This document pertains to the wealth management services provided by UBS Financial Services Inc., a registered brokerdealer and investment adviser, and UBS Financial Services Inc. of Puerto Rico, a registered broker-dealer which provides advisory services through UBS Financial Services Inc. UBS Financial Services Inc. is also a member of the New York Stock Exchange.

(2) Examples of our advisory programs and services include our financial planning services and our ACCESS, Portfolio Management Program (PMP), Managed Accounts Consulting, PRIME, Strategic Advisor and PACE programs. Examples of our brokerage accounts include our InsightOne and Resource Management accounts.

It is important to understand that investment advisory and brokerage services are separate and distinct and each is governed by different laws and separate contracts with you. While there are similarities among the brokerage and advisory services we provide, depending on the capacity in which we act, our contractual relationship and legal duties to you are subject to a number of important differences.

We are providing the following to inform you about the main distinctions between investment advisory and brokerage services and our respective duties and obligations.  We encourage you to review it carefully and discuss it with your Financial Advisor.

Our Services as an Investment Adviser and Relationship With You

We offer a number of investment advisory programs to clients, acting in our capacity as an investment adviser, including comprehensive financial planning, discretionary account management, non-discretionary investment advisory programs, and advice on the selection of investment managers and mutual funds offered through our investment advisory programs.

When we act as your investment adviser, we will enter into a written agreement with you expressly acknowledging our investment advisory relationship with you and describing our obligations to you. At the beginning of our advisory relationship, we will give you our Form ADV brochure(s) for the program(s) you selected that provide detailed information about, among other things, the advisory services we provide, our fees, our personnel, our other business activities and financial industry affiliations and conflicts between our interests and your interests.

How We Charge for Investment Advisory Services

Depending on the advisory product or service you choose, we will charge you fees determined as either:

• A percentage of the amount of assets held in your advisory account

• A flat annual fee

• A combination of asset based fee and commissions or

• Periodic fees.

Comprehensive financial planning services are available for a fee; basic financial planning services are currently available at no charge.

Your Financial Advisor will receive part of the fees you pay us.

Our Fiduciary Responsibilities as an Investment Adviser

As your investment adviser, we are considered to have a fiduciary relationship with you and are held to legal standards under the Investment Advisers Act of 1940 and state laws, where applicable, that reflect this high standard. These standards include:

• Obligations to disclose to you all material conflicts between our interests and your interests.

• If we or our affiliates receive additional compensation from you or a third-party as a result of our relationship with you, we must disclose that to you.

•We must obtain your informed consent before engaging in transactions with you for our own account or that of an affiliate or another client when we act in an advisory capacity.

•We must treat you and our other advisory clients fairly and equitably and cannot unfairly advantage one client to the disadvantage of another.

• The investment decisions or recommendations we make for you must be suitable and appropriate for you and consistent with your investment objectives and goals and any restrictions you have placed on us.

•We must act in what we reasonably believe to be your best interests and in the event of a conflict of interest, we must place your interests before our own.

Our Services as a Broker-Dealer and Relationship With You

As a full-service broker-dealer, our services are not limited to taking customer orders and executing securities transactions. As a brokerdealer, we provide a variety of services relating to investments in securities, including providing investment research, executing trades and providing custody services. We also make recommendations to our brokerage clients about whether to buy, sell or hold securities. We consider these recommendations to be part of our brokerage services and do not charge a separate fee for this advice. Our recommendations must be suitable for each client, in light of the client’s particular financial circumstances, goals and tolerance for risk.

Our Financial Advisors can assist clients in identifying overall investment needs and goals and creating investment strategies that are designed to pursue those investment goals.

The advice and service we provide to our clients with respect to their brokerage accounts are an integral part of our services offered as a broker-dealer.

In our capacity as broker-dealer, we do not make investment decisions for clients or manage their accounts on a discretionary basis. We will only buy or sell securities for brokerage clients based on specific directions from you.

How We Charge for Brokerage Services If you choose to establish a brokerage account with us, you may elect to:

• Pay us for our brokerage services each time we execute a transaction for your account in a Resource Management Account. If you choose to pay on a transaction-by-transaction basis, we can act as either your agent or “broker,” or as a “dealer.”

Operating as your agent or broker, we will charge you a commission each time we buy or sell a security for you.

As a “dealer,” we act as a principal for our own account on the other side of a transaction from you. Using our own inventory, we will buy a security from or sell a security to you, and seek to make a profit on the trade by charging you a “mark up,” “mark-down” or “spread” on the price of the security in addition to the commissions you pay on these transactions.

• Pay an annual asset-based fee in lieu of commissions on each individual trade in your InsightOne fee-based brokerage accounts.  Clients with an InsightOne account pay an annual asset-based fee in lieu of commissions on each individual trade. This annual fee is computed as a percentage of your account assets and covers only the costs of trades that we execute as your broker or agent; you still will pay us a mark-up or mark-down on principal trades, as outlined above.

We pay our Financial Advisors a portion of commissions, profits on principal trades, asset based fees, and other charges.

Our Responsibilities to You as a Broker-Dealer

When we act as your broker, we are held to the legal standards of the Securities Exchange Act of 1934, the Securities Act of 1933, the rules of self-regulatory organizations such as the National Association of Securities Dealers (NASD) and the New York Stock Exchange and state laws, where applicable.

• As your broker-dealer, we have a duty to deal fairly with you. Consistent with our duty of fairness, we are obligated to make sure that the prices you receive when we execute transactions for you are reasonable and fair in light of prevailing market conditions and that the commissions and other fees we charge you are not excessive.

•We must have a reasonable basis for believing that any securities recommendations we make to you are suitable and appropriate for you, given your individual financial circumstances, needs and goals.

•We are permitted to trade with you for our own account or for an affiliate or another client and may earn a profit on those trades. When we engage in these trades, we disclose the capacity in which we acted on your confirmation, though we are not required to communicate this or obtain your consent in advance, or to inform you of the profit earned on the trades.

• It is important to note that when we act as your broker-dealer, we do not enter into a fiduciary relationship with you, regardless of the fee structure you select.  Absent special circumstances, we are not held to the same legal standards that apply when we have a fiduciary relationship with you, as we do when providing investment advisory services.  Our legal obligations to disclose detailed information to you about the nature and scope of our business, personnel, fees, conflicts between our interests and your interests and other matters are more limited than when we have fiduciary duties with you.

For More Information

Understanding the ways in which we can conduct business under applicable laws and regulations is essential to the relationship between “You & Us.”  The investment advisory programs and brokerage accounts we offer differ in other ways than those summarized above. It is important that you carefully read the agreements and disclosures that we provide to you with respect to the products or services under consideration.

While we strive to make sure the nature of our services is clear in the materials we publish, if at any time you would like clarification on the nature of your accounts or the services you are receiving, please speak with your Financial Advisor or call 201-352-9999.

For more information, please visit our web site at www.ubs.com/workingwithus

UBS Financial Services Inc.

www.ubs.com/financialservicesinc
060123-0127-R322
UBS Financial Services Inc. is a subsidiary of UBS
©2006 UBS Financial Services Inc. All Rights Reserved. Member SIPC.

UBS CLIENT AGREEMENT

By Opening an account at UBS Financial Services Inc., Client Understands, Acknowledges and Agrees:

1.               That UBS Financial Services does not provide legal or tax advice;

2.               That in accordance with the last paragraph of the Master Account Agreement entitled “Arbitration” the Client agrees in advance to arbitrate any controversies which may arise with, among others, UBS Financial Services in accordance with the terms outlined therein:

3.               That the Client understands UBS Financial Services will not supply their name to issuers of any securities held in their account so they will not receive information regarding those securities directly from the issuer, but rather will receive information from UBS Financial Services instead, unless Client notifies UBS Financial Services in writing otherwise;

MASTER ACCOUNT AGREEMENT

Introduction

This agreement (“Agreement”) contains the terms and conditions governing Client’s brokerage Account with UBS Financial Services Inc. opened herewith and any other accounts of the Client opened by UBS Financial Services in connection with an assignment of this Agreement or otherwise (the “Account”). Clients who establish an account in one of our Investment Consulting Services programs will be required to execute additional applications and agreements.  Those documents supplement this brokerage agreement and all, collectively, govern your relationship with UBS Financial Services. Terms used in this Agreement shall be defined as follows:

•  “Client” means each person designated on the Application as the “Sole Owner” or each person signing the application.
•  “UBS Financial Services” means UBS Financial Services Inc., its successor firms, subsidiaries, correspondents and/or affiliates, including without limitation, its parent company, UBS AG, and/or its clearing broker, UBS Financial Services Inc., and all other subsidiaries and affiliates.

GENERAL TERMS AND CONDITIONS

Client Representation

The individual(s) signing the Application represent(s) to have reached the age of majority according to the laws of the state of Client’s residence and according to the laws of the State of New York or if the individual(s) is signing on behalf of an organization, he/she/it has the authority to execute this Agreement. Client represents that it is duly authorized to conduct business in the jurisdiction from which it transacts business. Client agrees to abide by UBS Financial Services’ policies, and the Rules and Regulations as set forth below. Client will notify UBS Financial Services promptly if Client is or becomes employed by any of the following: any exchange or any corporation of which any exchange owns a majority of the capital stock; any member or firm registered on any exchange; any bank, trust company, insurance company; or any company or individual dealing, either as broker or principal, in stocks, bonds or any other securities, commodities, commercial paper or other financial instruments or assets. Except as provided for, or disclosed, in this Agreement, no one other than Client has or will have an interest in the Account unless and until UBS Financial Services is notified in writing by Client, and under such circumstances until UBS Financial Services Inc., UBS Financial Services’ clearing firm, agrees to continue to carry the Account. Client understands that UBS Financial Services is prohibited under the National Association of Securities Dealers (NASD) Free Riding and Withholding Interpretation from selling securities in certain public offerings to persons restricted by such rules. Unless Client has so described on the Application, Client is not presently so restricted, and if Client is or becomes so restricted, Client agrees to notify UBS Financial Services promptly. Client (or where Client is not a natural person, each of the individual(s) signing the Application) represents that he, she or it has and will have all necessary licenses, authorizations, consents, approvals

Subject to any applicable financial privacy laws and regulations, Client understands and agrees that data regarding Client and the Account may be shared with UBS Financial Services’ affiliates.  To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information and/or documentation that identifies each person who opens an account.  What this means for you:  When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you.  We may also ask to see your driver’s license or other identifying documents.  We may also screen your name against various databases to verify your identity. In the event that UBS Financial Services is unable to verify your identity, UBS Financial Services shall have the right, at any time and without prior notice, to (i) sell any or all Property in any of your accounts with UBS Financial Services, whether carried individually or jointly with others, (ii) buy any or all Property which may be held short in your account, (iii) cancel any open orders and close any or all outstanding contracts, (iv) liquidate any of your accounts with UBS Financial Services, or (v) distribute the assets in your Account to you.  UBS Financial Services shall not be responsible for losses you incur if UBS Financial Services sells your Property or positions, nor for taxable consequences of liquidating assets and/or distributing them to you.

Rules and Regulations

All transactions in the Account shall be subject to the constitution, rules, regulations and custom and usage of the exchange or market and its clearing agency, if any, on which such transactions are executed by UBS Financial Services or UBS Financial Services’ agents, including UBS Financial Services Inc. and other subsidiaries and affiliates. Such transactions are also subject, where applicable, to the provisions, rules and regulations of the Securities and Exchange Commission, the Commodity Futures Trading Commission, and the Board of Governors of the Federal Reserve System in existence at this time and as later amended and supplemented. Client acknowledges that UBS Financial Services is subject to examination by various federal, state and self-regulatory organizations and that books and records maintained by UBS Financial Services are subject to inspection and subpoena by these regulators and by federal, state, and local law enforcement officials. Client also acknowledges that such regulators and officials may, pursuant to treaty or other arrangements, in turn disclose such information to the officials or regulators of other countries, and that U.S. courts may be required to compel UBS Financial Services to disclose such information to the officials or regulators of other countries. Client agrees that UBS Financial Services may disclose to such regulators and officials information about Client and transactions in the Account without notice to Client. In addition, UBS Financial Services may in the context of a private dispute be required by subpoena or other judicial process to disclose information or produce documentation related to Client, the Account or other accounts at UBS Financial Services. Client acknowledges and agrees that UBS Financial Services reserves the right, in its sole discretion, to respond to subpoenas and judicial process as it deems appropriate.

Anti-Money Laundering

UBS Financial Services is firmly committed to compliance with all applicable laws, rules and regulations, including those related to combating money laundering. Client understands and agrees that Client must take all necessary steps to comply with the anti-money laundering laws, rules and regulations of Client’s country of origin, country of residence and the situs of Client’s transaction.

Liability

Client acknowledges and agrees that Client will be personally liable for any fees or other obligations accruing to UBS Financial Services under this Agreement and Client (including each joint account holder) hereby agrees to indemnify UBS Financial Services.

Client shall at all times be liable for the payment of any amounts advanced, any debit balances or other obligations owing in the Account and Client shall be liable to UBS Financial Services for any deficiency remaining in the Account in the event of liquidation thereof, in whole or in part, by either Client or UBS Financial Services. Additionally, Client agrees to be liable to UBS Financial Services for any accrued interest on any such amounts at UBS Financial Services’ then customary rate, if applicable, or otherwise the maximum rate allowable by law. Client further agrees to indemnify UBS Financial Services against any loss, cost, expense, liability or damages arising out of Client’s obligations hereunder. Client will be liable for the reasonable costs and expenses of collection (including attorney’s fees), for any unpaid losses, fees or other amounts owed by Client to UBS Financial Services or against which Client has indemnified UBS Financial Services under the preceding sentence. Client shall be liable for any and all losses, claims, damages, penalties, fines, settlements, costs, causes of action, debts, dues, sums of money, accounts, accountings, reckonings, acts, omissions, demands, obligations, actions, suits, proceedings, judgments, liabilities and expenses (including without limitation all expenses of litigation or preparation therefore, whether or not UBS Financial Services is a party thereto) which UBS Financial Services may pay or incur arising out of any claims by any person or entity in any way relating to this Account. Neither UBS Financial Services nor its officers, directors, employees or agents shall under any circumstances or for any reason have any liability to Client for any consequential damages arising out of this Agreement and/or any services provided pursuant to this Agreement. Client (and, in the case of a Joint Account, each individual Client) agrees that, in the event of the death of any Client, the survivor(s) or the estate shall immediately give UBS Financial Services written notice thereof, and UBS Financial Services may, before or after receiving such notice, take such actions, require such papers, inheritance or estate tax waivers or federal transfer certificates, retain such portion of the Account or any other account Client may have with UBS Financial Services and restrict transactions in the Account as UBS Financial Services may deem advisable to protect UBS Financial Services against any tax, liability, penalty or loss under any present or future laws or otherwise. Client’s estate and the Account shall be jointly liable for all costs (including reasonable attorney’s fees and costs) UBS Financial Services and/or the Card Issuer and the Check Provider may incur in connection with the disposition of the Account and related assets and liabilities in the event of Client’s death, disability or dissolution.

Security Interest

As security for the payment of all liabilities or indebtedness presently outstanding or to be incurred under this or any other agreement between UBS Financial Services and Client, Client grants UBS Financial Services a security interest in any and all Property belonging to Client or in which Client may have any legal, equitable or other interest held by UBS Financial Services or carried in any of Client’s accounts with UBS Financial Services. All Property shall be subject to such security interest as collateral for the discharge of Client’s obligations to UBS Financial Services, wherever or however arising and without regard to whether or not UBS Financial Services made loans with respect to such Property. In enforcing UBS Financial Services’ security interest, UBS Financial Services shall have the discretion to determine the amount, order and manner of Property to be sold and shall have all the rights and remedies available to a secured party under the UCC. Without UBS Financial Services’ prior written consent, Client will not cause or allow any of the Property held in any of Client’s accounts with UBS Financial Services, whether now owned or hereafter acquired, to be or become subject to any liens, security interests, mortgages or encumbrances of any nature other than UBS Financial Services’ security interest therein.

Liquidation of Collateral or Account

UBS Financial Services may satisfy any and all amounts that Client owes UBS Financial Services in connection with the Account from Property held by UBS Financial Services or carried in any of Client’s accounts with UBS Financial Services. Additionally, UBS Financial Services may sell any or all Property held in any of Client’s accounts with UBS Financial Services and cancel any open orders for the purchase or sale of any Property without notice in the event of Client’s death or dissolution or whenever in UBS Financial Services’ discretion UBS Financial Services considers it necessary for its protection. In such events UBS Financial Services also may borrow or buy- in all Property held in any of Client’s accounts with UBS Financial Services required to make delivery against any sale effected for Client. Such sale or purchase may be public or private and may be made without advertising or notice to Client and in such a manner as UBS Financial Services may in its discretion determine. No demands, calls, tenders or notices by UBS Financial Services shall invalidate this waiver by Client. At any such sale UBS Financial Services may purchase the Property free of any right of redemption and Client shall be liable for any remaining deficiency in any of Client’s accounts with UBS Financial Services, plus any accrued interest on such deficiency at UBS Financial Services’ then customary rate, if applicable, or, if not applicable, the maximum rate allowable by law. UBS Financial Services shall not be liable to Client in any way for any adverse tax consequences resulting from a liquidation of appreciated collateral.

Orders, Executions, Deliveries, Settlements and Oral Authorizations

Any order which Client gives shall be binding upon Client, and Client’s personal representative(s) or authorized agents until UBS Financial Services receives notice of Client’s death, in the case of an individual. Such death and notice will not affect UBS Financial Services’ right to take any action which UBS could have taken if Client had not died. Client agrees that UBS Financial Services shall incur no liability in acting upon oral instructions given to UBS Financial Services by Client or Client’s authorized agent concerning the Account. In giving orders to sell client understands and acknowledges that securities can be traded in more than one marketplace. Unless Client directs that an order to sell securities be executed on a specified exchange or market and UBS Financial Services agrees to such execution, UBS Financial Services will, in its sole discretion, subject to applicable regulatory requirements and without prior notification to Client, execute the order on the over-the-counter market in any location or on any exchange, including a foreign exchange where such security is traded, either on a principal or agency basis.

Principal Transactions; Client/Firm Relationship

Client understands that UBS Financial Services Inc. may execute securities transactions in the Account acting as principal and expressly directs UBS Financial Services Inc. to enter into such principal transaction in any case where UBS Financial Services Inc. would execute such transactions as principal in the ordinary course of its business. Unless otherwise agreed to in writing, (1) Client agrees that UBS Financial Services Inc. shall have no authority or responsibility to act as a “fiduciary” as such term is defined in Section 3(21) of ERISA or Section 4975(e)(3) of the Internal Revenue Code, or to act as an “investment adviser” as such term is defined in Section 1.1 of the Investment Advisers Act of 1940, and (2) Client shall make its own independent decisions regarding investments in the Account.

Non-disclosure of Confidential and Material, Non-public Information

UBS Financial Services provides a variety of services to its customers. In connection with providing these services, employees of UBS Financial Services may from time to time come into possession of confidential and material, non-public information. Under applicable law, employees of UBS Financial Services are prohibited from improperly disclosing or using such information for their personal benefit or for the benefit of any other person, regardless of whether such other person is a customer of UBS Financial Services. UBS Financial Services maintains and enforces written policies and procedures that (1) prohibit the communication of such information to persons who do not have a legitimate need to know and (2) assure that UBS Financial Services meets its obligations to customers and otherwise remains in compliance with applicable law. Client understands and agrees that these policies and procedures are necessary and appropriate and recognizes that, in certain circumstances, employees of UBS Financial Services will have knowledge of certain confidential and material, non-public information which, if disclosed, might affect Client’s decision to buy, sell or hold a security, but that they shall be prohibited from communicating such information to Client. Client also understands and agrees that UBS Financial Services shall have no responsibility or liability to Client for failing to disclose such information to Client as a result of following its policies and procedures designed to provide reasonable assurances that it is complying with the law.

Restrictions on Trading

Client understands that UBS Financial Services may, in its sole discretion, with or without prior notice, prohibit or restrict trading of securities or substitution of securities in the Account and refuse to enter into any transactions with Client.

Deposits of Funds

All checks for deposit to the Account should be made payable to, or be endorsed to, UBS Financial Services Inc or to UBS Financial Services Inc. for the benefit of [Name of Client] and/or [Title of Account].

Electronic Transfer of Funds

When giving UBS Financial Services instructions to accept or transfer funds electronically to or from the Account to any bank or other entity, Client agrees to provide UBS Financial Services with an accurate name and account number designating the account to receive such funds. Client acknowledges that neither UBS Financial Services nor the bank or other receiving or transmitting entity is under any obligation to verify the identity of the beneficiary of the funds transfer and may rely exclusively upon the name or account number provided by Client. Client agrees to indemnify and hold UBS Financial Services harmless from and against any and all cost, expense, claims or liabilities arising from the provision by Client of an inaccurate name or account number. When accepting or transferring funds, neither UBS Financial Services nor the bank or other receiving or transmitting entity is under any obligation to determine whether the name and number provided by the Client refer to the same person or entity.

Principal, Interest and Dividend Payments

With respect to principal and interest payments on debt instruments, UBS Financial Services may credit the Account with principal and interest due on the payment dates and UBS Financial Services will be entitled to recover any such payments from Client if the same are not actually received by UBS Financial Services from the trustee or paying agent. Client acknowledges that interest will not be paid to Client on credit balances in the Account unless specifically agreed to by UBS Financial Services in writing. UBS Financial Services is not required to remit interest or dividends to Client on a daily basis.

Fees and Charges

Client understands that UBS Financial Services Inc. may impose various service charges and other fees relating to the Account (see “Selected Fees and Charges” in the Disclosure Documents) as well as charge commissions and/or other fees and charges for execution of transactions to purchase and sell securities, options or other Property, which amounts may include, but not be limited to, transaction fees (rounded to the nearest penny on each sale transaction); subscription fees for U.S. Government and Government agency issues; security transfer fees; insurance premiums, and other charges associated with the handling and transfer of securities, funds and assets.  Client agrees to pay such charges, commissions and/or fees at UBS Financial Services Inc.’s then prevailing rates. Client also understands that such charges, commissions and/or fees may be imposed or changed from time to time without notice to Client, unless required by rules or regulations, and Client agrees to be bound thereby.

Interest Charges

All amounts advanced and other balances due shall be charged interest in accordance with UBS Financial Services’ usual custom, which may include the compounding of interest, including any increases in rates which reflect adjustments in, as applicable, UBS Financial Services’ Base Loan Rate (as such term is defined in the Statement of Credit Practices) or other reference rate (i.e., LIBOR Rate or Prime Rate) referred to in the applicable Statement of Credit Practices and such other charges as UBS Financial Services may make to cover UBS Financial Services’ facilities and extra services.

Unforeseeable Events/Force Majeure

UBS Financial Services shall not be liable for losses caused directly or indirectly by government restrictions, exchange controls, exchange or market rulings, suspension of trading, war, strikes or other conditions beyond UBS Financial Services’ control, including but not limited to, extreme market volatility, trading volumes, or the failure of any processing or trading system whether proprietary or non-proprietary in nature.

Successors and Assigns

This Agreement shall be binding upon Client and Client’s personal representatives, heirs, estate, executors, administrators, committee and/or conservators, successors and assigns, and shall inure to the benefit of UBS Financial Services and its successors and assigns and each subsequent holder of this Agreement. Client may not assign or transfer any of Client’s rights or obligations under this Agreement without UBS Financial Services’ prior written consent. UBS Financial Services may assign this Agreement or any of its rights and powers under this Agreement, and, in the event of such assignment, the assignee shall have the same rights and remedies as if originally named in this Agreement in UBS Financial Services’ place. From and after the date of any such assignment, UBS Financial Services shall have no further liability to Client under the terms of this Agreement.

Sub-Brokers

UBS Financial Services may employ sub-brokers and shall be responsible only for reasonable care in their selection. UBS Financial Services may deal with market makers or members of any exchange known as specialists or known as odd-lot dealers and in the execution of Client’s orders they may act as sub-brokers for Client and may also buy or sell the Property for themselves as dealers for their own account.

UBS Financial Services Inc. may hold securities as a Securities Intermediary in accordance with industry custom and practice and employ one or more Securities Intermediaries, including Securities Intermediaries outside the United States, with respect to any and all Property held for Client.

Independent Research

UBS Financial Services offers you access to independent research on all domestic and selected international stocks covered by UBS Research.  The providers of this independent research are chosen by an Independent Consultant, not by UBS Financial Services.  You agree that UBS Financial Services will not be responsible or liable for (i) the procurement decisions of the Independent Consultant with respect to the independent research, (ii) the independent research or its content, (iii) customer transactions, to the extent based on the independent research, or (iv) claims arising from or in connection with the inclusion of independent research ratings in the Firm’s confirmations and periodic account statements or on the UBS independent research website, to the extent such claims are based on those ratings.  You also agree that UBS Financial Services will not be required to supervise the production of the independent research procured by the independent consultant and will have no responsibility to comment on the content of the independent research.

Changes to Agreement

Upon written notice to Client, UBS Financial Services may change this Agreement at any time and may cease to offer any or all services described in this Agreement. Any such change will become effective on the date of the notice unless the notice specifies a later date. However, Client will remain liable for any outstanding debits and/or charges in the Account. Client’s continued acceptance of services under this Agreement will be deemed to constitute acceptance of such change. All other changes to this Agreement shall not be effective except by a writing signed by UBS Financial Services.

Termination of Account

Client understands that UBS Financial Services or Client may terminate the Account or any Account feature or service at any time and for any reason. If the Account is terminated either by UBS Financial Services or Client, Client will promptly return any unused checks and Card(s). Failure to return such checks and Card(s) to UBS Financial Services may result in a delay in complying with Client’s instructions as to the disposition of Client’s assets in the Account. Client will remain responsible for debits and charges whether arising before or after such termination. Client agrees to pay UBS Financial Services and the Card Issuer and the Check Provider promptly for all amounts outstanding in the Account. Upon termination, Client authorizes UBS Financial Services to liquidate all of Client’s securities that cannot be transferred into Client’s name and to distribute all such assets to Client whether or not such liquidation and/or distribution shall cause taxable consequences to Client. Client further agrees that UBS Financial Services may withhold from the assets then in the Account any amounts that UBS Financial Services reasonably believes necessary to pay (1) any federal, state or local tax withholding obligations of UBS Financial Services and (2) for any outstanding debts to UBS Financial Services or the Card Issuer and the Check Provider or their respective affiliates or subsidiaries, and to apply such assets first to pay UBS Financial Services, and second to pay the Card Issuer and the Check Provider, if applicable.

Additional Documentation

Should any supplemental agreements be required as a result of Client’s request for UBS Financial Services to approve additional services or features available from UBS Financial Services, or be required for any other reason whatsoever, Client will execute UBS Financial Services’ form of such agreements, which shall thereupon supplement and, if applicable, become part of this Agreement and apply to the Account.

Waiver Not Implied

UBS Financial Services’ failure to insist at any time upon strict compliance with this Agreement or with any of its terms or any continued course of such conduct on UBS Financial Services’ part shall not constitute or be considered a waiver by UBS Financial Services of any of its rights or the obligations of Client.

Binding Notice of Agreement

Client expressly agrees that UBS Financial Services shall not be bound by any representation or agreement made by any of UBS Financial Services’ employees or agents which purports to affect or diminish UBS Financial Services’ rights under this Agreement.

Accuracy of Reports; Communications

Client shall carefully review all monthly or quarterly account statements and confirmations promptly upon receipt for accuracy and consistency with Client’s instructions and investment objectives. Client shall immediately notify the Branch Office Manager of the UBS Financial Services Branch Office where the Account is maintained if such documents are not received in a timely manner or are inaccurate. Unless otherwise set forth in the Account Information booklet, confirmation of orders and monthly or quarterly statements of the Account shall be conclusive if not objected to in writing addressed to the Branch Office Manager of the UBS Financial Services Branch Office where the Account is maintained within ten days after mailing by UBS Financial Services to Client. Client acknowledges that UBS Financial Services may rely upon Client’s failure to object in a timely manner to transactions or entries and shall not be responsible for losses which could have been avoided had Client given prompt notice as provided above. All such documents shall thereafter be deemed accurate and in accordance with Client’s instructions and investment objectives. Notwithstanding the foregoing, if Client is mistakenly credited with funds or securities, Client shall promptly return such funds or securities upon Client’s discovery of the error or upon request by UBS Financial Services. UBS Financial Services shall not be responsible for any transactions not reflected on Client’s monthly or quarterly statement unless an objection is made in writing to the Branch Office Manager in accordance with the above requirements. Client shall notify UBS Financial Services in writing if Client does not receive a confirmation within ten days from the date of a transaction.

Client acknowledges and agrees that UBS Financial Services may, from time to time, monitor and/or electronically record conversations between Client and UBS Financial Services’ employees or agents for the purpose of quality assurance, employee training, and the mutual protection of Client and UBS Financial Services. Any such recordings may be offered by UBS Financial Services as evidence in any arbitration or other proceeding relating to this Agreement or the Account.

Client acknowledges that the price of any security shown on a confirmation which has been executed on more than one exchange, or in more than one market, or had multiple executions, may be the average price of the security for those executions and agrees to the use of such average price trades on confirmations issued by UBS Financial Services Inc. Actual prices, quantities of each execution and market of execution shall be provided upon written request.

Written Notice

Communications may be sent to Client at Client’s address or at such other address as Client gives to UBS Financial Services in writing. All communications so sent, whether by mail, telegraph, facsimile, electronic mail, messenger or otherwise will be considered to have been given to Client personally upon such sending, whether or not Client actually received them.

UBS Financial Services will exercise its discretionary vote as recommended by the Board of Directors of the issuer of the security, where permitted by the rules of the New York Stock Exchange.

Entire Agreement

The provisions of this Agreement and the documents referenced herein constitute, and are intended to constitute, the entire agreement between Client and UBS Financial Services with respect to the Account and supersede any prior agreements relating thereto. Other than as expressly provided in this Agreement, UBS Financial Services does not undertake any obligations and incurs no duties or obligations other than those set forth in this Agreement, statute or government regulation.

Applicable Law

This Agreement, its enforcement and the relationship between Client and UBS Financial Services shall be governed by the laws of the State of New York, including the arbitration provisions contained herein, without giving effect to the choice of law or conflict of laws provisions thereof, and shall be binding upon Client, Client’s authorized agents, personal representatives, heirs, successors and assigns, provided that there is no inconsistency with the federal securities laws, and provided further in connection with any Card issued, the Cardholder Agreement shall be governed by federal laws and the law designated by the Card Issuer in the Cardholder Agreement. In the event that the arbitration clause contained herein is found to be unenforceable, Client and UBS Financial Services agree that they will, for purposes of determining all matters with regard to this Agreement, submit to the exclusive jurisdiction of the courts of the State of New York and the federal courts sitting in the Southern District of New York. Client also consents to service of process by certified mail to the Account’s address of record and waives any forum non-conveniens and venue claims. Client and UBS Financial Services agree that if any term, covenant, condition, or provision of this Agreement is held to be invalid, void, or unenforceable, the remainder of the provisions shall remain in full force and effect, and shall in no way be impaired or invalidated and shall be construed (to the maximum extent possible) in such a way as to give effect to the intent of the invalid, void, or unenforceable provision in question.

Arbitration

This agreement contains a predispute arbitration clause. By signing an arbitration agreement the parties agree as follows:

•      Arbitration is final and binding on the parties. All parties to this agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

•      The parties are waiving their right to seek remedies in court, including the right to jury trial. Arbitration awards are generally final and binding; a party’s ability to have a court reverse or modify an arbitration award is very limited.

•      Pre-arbitration discovery is generally more limited than and different from court proceedings. The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

•      The arbitrator’s award is not required to include factual findings or legal reasoning and any party’s right to appeal or to seek modification of rulings by the arbitrators is strictly limited. The arbitrators do not have to explain the reason(s) for their award.

•      The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

•      The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

•      The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this agreement.

•      Client agrees, and by carrying an account for you UBS Financial Services Inc. agrees, that any and all controversies which may arise between you and UBS Financial Services Inc. concerning any account(s), transaction, dispute or the construction, performance, or breach of this or any other Agreement, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this Agreement shall be held under and pursuant to and be governed by the Federal Arbitration Act, and shall be conducted before an arbitration panel convened by the New York Stock Exchange, Inc. or the National Association of Securities Dealers, Inc. Client may also select any other national security exchange’s arbitration forum upon which UBS Financial Services Inc. is legally required to arbitrate the controversy with Client, including, where applicable, the Municipal Securities Rulemaking Board. Such arbitration shall be governed by the rules of the organization convening the panel. Client may elect in the first instance the arbitration forum, but if Client fails to make such election, by registered letter or telegram addressed to UBS Financial Services Inc. at 1200 Harbor Boulevard, 10th Floor, Weehawken, NJ 07086, Attn: Legal Department, before the expiration of five days (5) after receipt of a written request from UBS Financial Services Inc. to make such election, then UBS Financial Services Inc. may make such election. The award of the arbitrators, or of the majority of them, shall be final, and judgment upon the award rendered may be entered in any court of competent jurisdiction.

•      No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration Agreement against any person who has initiated in court a putative class action; who is a member of a putative class who has opted out of the class with respect to any claims encompassed by the putative class action until:

(I) -the class certification is denied; (II) the class is decertified; or (III) the customer is excluded from the class by the court.

•      Such forbearance to enforce an Agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

•      Client expressly agrees that service of process in any action shall be sufficient if served by certified mail, return receipt requested, at your last address known to UBS Financial Services Inc.

Client expressly waives any defense to service of process as set forth above.

©2005 UBS Financial Services Inc. All Rights Reserved. Covered by SIPC.

UBS Financial Services Inc. is a subsidiary of UBS AG.

Form W-9

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Please complete. Failure to complete this document in a timely manner may result in mandatory 28% tax withholdings of proceeds from any sale of shares purchased through the Vonage Customer Directed Share Program.

Form W-9	(Rev. November 2005)	Department of the Treasury	Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Name (As shown on your income tax return)					Business Name, if different from above	Requester’s Name and Address
Andy Cahill						(optional)

Check Appropriate Box:					Exempt From Backup Witholding

☒	Individual/sole proprietor		☐	Corporation	☒

☐ Partnership	☐	Other:

Street Address (Number, street, and apt. or suite no.)					City
123 Main Street					New York

State					Zip
NY					10021

List account number(s) here (optional)

Part I - Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Social Security Number 111-11-1111

Note: If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.	Employer Identification Number

Part II - Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 4.)

PLEASE RE-ENTER YOUR USER ID AND PASSWORD BELOW TO AFFIRMATIVELY MAKE THE ABOVE CERTIFICATIONS UNDER PENALTIES OF PERJURY, THIS WILL SERVE AS YOUR ELECTRONIC SIGNATURE.

User ID:

Password:	Date:	Prospectus Frequently Asked Questions Main Menu Save

If you are unable to certify one of the above statements, in Part II of Form W-9, please click here.

Purpose of Form

A person who is required to file an information return with the IRS, must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

U.S. person. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1.     Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2.     Certify that you are not subject to backup withholding,or

3.     Claim exemption from backup withholding if you are a U.S. exempt payee.

In 3 above, if applicable, you are also certifying that as a U.S. Person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income.

Note: If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

For federal tax purposes you are considered a person if you are:

•      An individual who is a citizen or resident of the United States,

•      A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, or

•      Any estate (other than a foreign estate) or trust. See Regulations sections 301.7701-6(a) and 7(a) for additional information.

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

•      The U.S . owner of a disregarded entity and not the entity,

•      The U.S. grantor or other owner of a grantor trust and not the trust, and

•      The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1.     The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as nonresident alien.

2.     The treaty article addressing the income.

3.     The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4.     The type and amount of income that qualifies for the exemption from tax.

4.     The type and amount of income that qualifies for the exemption from tax.

5.     Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30,1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold pay to the IRS 28% of such payments (after December 2002). This is called “backup withholding.” Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1.   You do not furnish your TIN to the requester,

2.   You do not certify your TIN when required (see the Part II instructions on page 4 for details),

3.   The IRS tells the requester that you furnished an incorrect TIN,

4.   The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only),

5.   You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see Special rules regarding partnerships on page 1.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your social security card on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name” line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner’s name on the “Name” line. Enter the LLC’s name on the “Business name” line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for “Other” and enter “LLC” in the space provided.

Other entities. Enter your business name as shown on required Federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line.

Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the “Exempt from backup withholding” box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees. Backup withholding is not required on any payments made to the following payees:

1.     An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if account satisfies the requirements of section 401(f)(2),

2.     The United States or any of its agencies or instrumentalities,

3.     A state, the District of Columbia, a possession United States, or any of their political subdivisions instrumentalities,

4.     A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5.     An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6.     A corporation,

7.     A foreign central bank of issue,

8.     A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9.     A futures commission merchant registered with the Commodity Futures Trading Commission,

10.  A real estate investment trust,

11.  An entity registered at all times during the tax year under the Investment Company Act of 1940,

12.  A common trust fund operated by a bank under section 584(a),

13.  A financial institution,

14.  A middleman known in the investment community as a nominee or custodian, or

15.  A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

IF the payment is for ...	THEN the payment is exempt for ...

Interest and dividend payments	All exempt recipients except for 9

Broker transactions	Exempt recipients 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker

Barter exchange transactions and patronage dividends	Exempt recipients 1 through 5

Payments over $600 required to be reported and direct sales over $5,000(1)	Generally, exempt recipients 1 through 7(2)

(1) See Form 1099-MISC, Miscellaneous Income, and its instructions.
(2) However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees; and payments for services paid by a Federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-owner LLC that is disregarded as an entity separate from its owner (see Limited liability company LLC) on page 2), enter your SSN (or EIN, if you have one). If the LLC is a corporation, partnership, etc., enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN . If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Security Administration office or get this form online at www.socialsecurity.gov/. You may also get form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID Numbers under Related Topics. You can get Forms W-SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Writing “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution. A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown Part I should sign (when required). Exempt recipients, see Exempt From Backup Withholding on page 2

Signature requirements. Complete the certification as indicated in 1 through 5 below.

1.     Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2.     Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.     Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4.     Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN.”Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5.     Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:

1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)

4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)

b. So-called trust account that is not a legal or valid trust under state law	The actual owner (1)

5. Sole proprietorship or single-owner LLC	The owner (3)

For this type of account:	Give name and EIN of:

6. Sole proprietorship or single-owner LLC	The owner (3)

7. A valid trust, estate, or pension trust	Legal entity (4)

8. Corporate or LLC electing corporate status on Form 8832	The corporation

9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

10. Partnership or multi-member LLC	The partnership

11. A broker or registered nominee	The broker or nominee

12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.
(2) Circle the minor’s name and furnish the minor’s SSN.
(3) You must show your individual name and you may also enter your business or “DBA” name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, IRS encourages you to use your SSN.
(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules regarding partnerships on page 1.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia, and U.S. possessions to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

Conditional Offer

In order to participate in the Vonage Customer Directed Share Program, you must enter a conditional offer to purchase a number of shares of Vonage common stock. You must make a conditional offer to purchase at least 100 and no more than 5,000 shares. Conditional offers must be submitted for multiples of 100 shares.

By submitting a conditional offer, you are offering to purchase up to the number of shares of Vonage common stock you specify at any price within the expected initial public offering price range set forth below. If you submit a conditional offer, you may withdraw your conditional offer at any time until we post an acceptance notification to this website, which will not occur until after the registration statement has been declared effective by the Securities and Exchange Commission and the initial public offering price of Vonage’s common stock has been determined. The posting of the acceptance notification will constitute the underwriters’ acceptance of your conditional offer. An acceptance notification may be posted in as little as one hour after the initial public offering price is determined and posted on this website. Once your conditional offer has been accepted, you will become obligated to purchase the number of shares you have been allocated at the initial public offering price. If the conditional offers placed by eligible Vonage customers exceed the number of shares that have been reserved for sale through this program, you may be allocated fewer than the number of shares you specify, or no shares at all.

Once you have entered a conditional offer, you may change your conditional offer only by withdrawing the conditional offer you entered and submitting a new conditional offer. Please note that while you can withdraw your conditional offer at any time until an acceptance notification is posted to this website, you will not be able to enter a new conditional offer after [time] on [date].

Expected Initial Public Offering Price Range:   16.00 - 18.00 (USD)

Choose one:

☐ I do not want to submit a conditional offer for shares of common stock of Vonage Holdings Corp.

☐ I want to submit a conditional offer for 1000 shares of common stock of Vonage Holdings Corp.

Estimated Cost: Calculate 0.00 - 0.00 USD

☐ By checking this box, I agree to the terms and conditions of the Vonage Customer Directed Share Program as set forth on this website.

☐ By checking this box, I certify that the above information is accurate and complete in all respects.

☐ By checking this box, I certify that I am a U.S. citizen and expect to be a U.S. resident as of the date of the consummation of Vonage’s initial public offering. I agree that I will withdraw my conditional offer if this ceases to be the case.

Date:

User ID:

Password:

Prospectus Frequently Asked Questions Main Menu Withdraw Offer Continue

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about this issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Conditional Offer

The submission of your conditional offer is not yet complete. You need to review your conditional offer and click “submit” below.

You are about to enter a conditional offer to purchase the following number of shares at a price between $ [•] and $ [•] per share:

Number of Shares:  1,000 Shares

If the initial public offering price is $ [•], the price to you of [•] shares will be $ [•]. If the intial public offering price is $ [•], the price to you of [•] shares will be $ [•].

☐ By checking this box, I acknowledge that I will be obligated to pay for all shares that are allocated to me.

☐ By checking this box, I acknowledge that my payment must be received by the financial institution at which I opened a limited purpose brokerage account within three business days after Vonage’s common stock begins trading on [exchange].

☐ By checking this box, I understand that no proceeds from my sale of any shares allocated to me will be available to me until my full payment has been received and funds have settled.

☐ By checking this box, I understand that my conditional offer may become invalid in certain circumstances and that I will be required to enter a new conditional offer in order to continue to be eligible to participate.

Prospectus Frequently Asked Questions Modify Submit

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Thank You

Thank you for your conditional offer. You may withdraw your conditional offer at any time until an acceptance notification is posted to this website, which will not occur until after the registration statement has been declared effective by the Securities and Exchange Commission and the initial public offering price of Vonage’s common stock has been determined.The acceptance notification may be posted in as little as one hour after the intial public offering price is determined and posted on this website.

Once you have entered a conditional offer, you may change your conditional offer only by withdrawing the conditional offer you entered and submitting a new conditional offer. Please note that while you can withdraw your conditional offer at any time until an acceptance notification is posted to this website, you will not be able to enter a new conditional offer after [time] on [date].

Your current conditional offer is based on an expected initial public offering price in the range of $[•] to $[•] per share. If the initial public offering price is set within this range, you likely will not need to resubmit or reconfirm your conditional offer. In that case, on the date the initial public offering price is set, an acceptance notification will be posted to this website, which will include a final summary of the terms of the offering and a notification of the number of shares you have been allocated to purchase through the Vonage Customer Directed Share Program. If the conditional offers placed by eligible Vonage customers exceed the number of shares that have been reserved for sale in this program, you may be allocated fewer than the number of shares you have conditionally offered to purchase, or no shares at all. The posting of the acceptance notification will constitute the underwriters’ acceptance of your conditional offer. Once your conditional offer has been accepted, you will become obligated to purchase the number of shares you have been allocated at the initial public offering price.

If the initial public offering price is set above $[•] or below $[•], or if the expected initial public offering price range is changed, your conditional offer will become invalid and you will need to re-enter your conditional offer or enter a new conditional offer in order to continue to participate in the Vonage Customer Directed Share Program. Your conditional offer also may become invalid in certain other circumstances. If your conditional offer becomes invalid, you will be notified through this website. You must check this website regularly for any notices or announcements relating to your conditional offer.

No payment will be accepted at this time. If you are allocated shares to purchase in the Vonage Customer Directed Share Program, payment instructions for those shares will be posted to this website at that time.

You will only be able to make your payment by personal check or wire transfer. You will not be permitted to pay by credit card, debit card, money order or a check from someone other than yourself. Your payment must be received within three business days after Vonage’s common stock begins to trade on [exchange].

While you will be able to place an order to sell shares you purchase through this program as soon as the trading of Vonage common stock begins on [exchange], no proceeds from the sale of those shares will be available to you until the financial institution at which you opened your limited purpose brokerage account has received your full payment for the shares and funds have settled.

Prospectus Frequently Asked Questions Main Menu Logout

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Payment Instructions

You owe: $21,080.

Payment by wire transfer or personal check must be received by [DATE]. Please note that ABC Investment Bank will not accept cash, third party checks (checks written to ABC Investment Bank by someone other than yourself), money orders or credit/debit card payments.

Payment by personal check:	Personal checks should be made payable to ABC Investment Bank and should reference your account number. The checks should be mailed to the following address:

ABC Investment Bank (Attn: Operations Manager)
123 Main Street
New York, NY 10019

[Checks must be received by [•].]

Payment by wire transfer:	ABC Investment Bank NYC, ABA # 021000021
FAO ABC Investment Bank
Account # 000-00-000
FFC: (your account name)
A/C # (your ABC Investment Bank account number)

[Wire transfers must be received by [•].]

ABC Investment Bank Contacts:	Contacts here

Prospectus Frequently Asked Questions Main Menu Logout

Allocation of Shares for Purchase

Your Allocation

Conditional Offer :	1000 Shares

Shares Allocated for Purchase:	750 Shares at $17.00

You Owe:	$12,750

The posting of this information and the final terms of the intial public offering constitutes the underwriters’ acceptance of your conditional offer to purchase shares of Vonage common stock. Accordingly, you are now obligated to purchase the number of shares you have been allocated, if any. [If the conditional offers placed by eligible Vonage customers exceeded the number of shares that were reserved for sale through the Vonage Customer Directed Share Program, you may have been allocated fewer shares than you conditionally offered to purchase, or none at all.]

Prospectus Frequently Asked Questions

Click Next to see Payment Instructions.	Next >>

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-8[xx-xxx-xxxx].

Annex D

Conditional Offer Due

At the request of Vonage Holdings Corp., you have been invited to participate in the Vonage Customer Directed Share Program relating to Vonage’s proposed initial public offering.

This message is being sent to remind you that if you would like to participate in the Vonage Customer Directed Share Program your conditional offer is due by <Conditional_Offer_Deadline/>.

To access the login page for the Vonage Customer Directed Share Program website, click on the Internet address below or copy and paste it into your browser.

[LINK]

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling
1-8[xx-xxx-xxxx].

Change in Terms

At the request of Vonage Holdings Corp., you have been invited to participate in the Vonage Customer Directed Share Program relating to Vonage’s proposed initial public offering.

This message is being sent to inform you that terms of Vonage’s proposed initial public offering have been amended.  As a result, if you placed a conditional offer to purchase shares of Vonage common stock through the Vonage Customer Directed Share Program website, your conditional offer has become invalid.  In order to continue to be eligible to participate in the program, you must review the amended terms of the proposed offering and the revised preliminary prospectus and enter a new conditional offer.

To access the login page for the Vonage Customer Directed Share Program website, click on the Internet address below or copy and paste it into your browser.

[LINK]

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling
1-8[xx-xxx-xxxx].

Notice of Request for Effectiveness

Please be advised that Vonage has requested that the Securities and Exchange Commission declare the registration statement relating to its proposed initial public offering effective on <Expected Date/Time>.  Once the registration statement has been declared effective, conditional offers may be accepted and Vonage may allocate shares of its common stock for purchase through the Vonage Customer Directed Share Program.

To access the login page for the Vonage Customer Directed Share Program website, click on the Internet address below or copy and paste it into your browser.

[LINK]

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-8[xx-xxx-xxxx].

Notice of Effectiveness

Please be advised that the registration statement relating to Vonage’s proposed initial public offering has been declared effective by the Securities and Exchange Commission.

To access the login page for the Vonage Customer Directed Share Program website, click on the Internet address below or copy and paste it into your browser.

[LINK]

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling
1-8[xx-xxx-xxxx].

Pricing and Allocation Imminent

Please be advised that the registration statement relating to the offering of Vonage common stock has been declared effective by the Securities and Exchange Commission and the initial public offering price has been determined.

You may withdraw your conditional offer at any time until an acceptance notification is posted on the Vonage Customer Directed Share Program website.  This is expected to occur shortly, perhaps as soon as [x:xx]p.m. Eastern Standard Time today.  The posting of an acceptance notification will constitute the underwriters’ acceptance of your conditional offer.  Once your conditional offer has been accepted, you will become obligated to purchase all shares you are allocated at the initial public offering price.

To access the login page for the Vonage Customer Directed Share Program website, click on the Internet address below or copy and paste it into your browser.

[LINK]

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling
1-8[xx-xxx-xxxx].

Allocation Confirmation

On <Offer_Date/>, the initial public offering price for Vonage’s common stock was set at $<Offer_Price/> per share.  Please go to the Vonage Customer Directed Share Program website and login to learn whether your conditional offer has been accepted and the number of shares, if any, you have been allocated.  To access the login page for the website, click on the Internet address below or copy and paste it into your browser.

[LINK]

If you have been allocated shares for purchase through the Vonage Customer Directed Share Program, [YOUR BANK NAME] must receive full payment for the shares you have been allocated by <Settlement_Date/>.  Payment must be made by wire transfer or personal check.  Please note that [YOUR

2

BANK NAME] will not accept cash, third party checks (checks written to [YOUR BANK NAME] by someone other than yourself), money orders or credit/debit cards.  Full payment instructions are available on the Vonage Customer Directed Share Program website.

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling
1-8[xx-xxx-xxxx].

Sample Payment Reminder Template

On <Offer_Date/>, the initial public offering price for Vonage’s common stock was set at $<Offer_Price/> per share.  This message is being sent to inform you that, if you were allocated shares of Vonage common stock for purchase in the Vonage Customer Directed Share Program, full payment for your shares is due by <Payment_Deadline/>.

Please go to the Vonage Customer Directed Share Program website and login to learn the number of shares, if any, you have been allocated and for instructions for paying for those shares.  To access the login page for the website, click on the Internet address below or copy and paste it into your browser.

[LINK]

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling
1-8[xx-xxx-xxxx].

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Annex E

DRAFT – To be released when the DSP is launched.

FOR IMMEDIATE RELEASE

For more information, contact:

Mitchell Slepian

Vonage

732.528.2677

mitchell.slepian@vonage.com

VONAGE® TO RESERVE A PORTION OF ITS COMMON STOCK FOR CERTAIN CUSTOMERS

Holmdel, NJ, [•],      2006 – Vonage Holdings Corp. today announced the launch of a Directed Share Program as part of its proposed initial public offering (IPO) of common stock, which will allow certain customers to purchase shares at the IPO price.

To be eligible to purchase common stock at the IPO price in the Vonage IPO, customers must meet strict eligibility criteria. Vonage customers may be eligible to participate if they meet all of the following criteria:

•      they opened accounts with Vonage America on or prior to December 15, 2005, and

•      maintained their accounts in good standing through February 1, 2006, and

•      are a U.S. citizen, and

•      reside in the U.S. when the offering closes, and

•      have a valid social security number.

Customers do not need to continue to be Vonage account holders to participate in the program.

Vonage employees can not answer any questions on this subject.

A registration statement relating to our common stock has been filed with the Securities and Exchange Commission but has not yet become effective. The common stock may not be sold nor offers to buy be accepted prior to the time the registration becomes effective. A copy of the prospectus for the proposed offering may be obtained from:

Cindy Capone

Re: Prospectus Request

23 Main Street

Holmdel, NJ 07733

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